Management's Discussion and Analysis

For the three and six months ended June 30, 2022

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd ("Osisko" or the "Company") and its subsidiaries for the three and six months ended June 30, 2022 should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2022. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit and Risk Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of August 9, 2022, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Description of the Business

Osisko Gold Royalties Ltd is engaged in the business of acquiring and managing precious metals and other high-quality royalties, streams and similar interests in Canada and worldwide, except for Osisko Development Corp. and its subsidiaries ("Osisko Development"), which are engaged in the exploration, evaluation and development of mining projects. Osisko is a public company traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

As at June 30, 2022 (and as of the date of this MD&A), Osisko held an interest of 44.1% in Osisko Development Corp., a mining exploration, evaluation and development company launched in the fourth quarter of 2020 through a reverse take-over transaction where Osisko transferred its mining assets and activities to Osisko Development. Considering the interest held and other facts and circumstances, the results, assets, liabilities, results of operations and cash flows of the Company consolidate the activities of Osisko Development and its subsidiaries. Osisko Development's main asset is the Cariboo gold project in British Columbia, Canada.

In this MD&A, reference to Osisko Gold Royalties is to Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries (royalties and streams segment1 ). Reference to Osisko Development is to Osisko Development Corp. and its subsidiaries (mining exploration and development segment2 ).

Business Model and Strategy

Osisko's main focus is on high quality, long-life precious metals assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Uncertainty due to COVID-19

The COVID-19 pandemic has had a significant impact on the global economy and commodity and financial markets. The impact of the pandemic to date has included volatility in financial markets, a slowdown in economic activity, supply chain and labour issues, and volatility in commodity prices (including gold and silver). Furthermore, as efforts have been undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects have been impacted. Many mining projects, including a number of the properties in which Osisko holds a royalty, stream or other interest have been impacted by the pandemic resulting in the temporary suspension of operations, and other mitigation measures that impacted production. If the operation or development of one or more of the properties in which Osisko holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended as a result of the continuing COVID-19 pandemic or future pandemics or other public health emergencies, it may have a material adverse impact on Osisko's profitability, results of operations, financial condition and the trading price of Osisko's securities. The extent of the impact of the COVID-19 pandemic on the operational and financial performance will depend on future developments, including a widely available vaccine, the duration and severity of the pandemic and related restrictions, all of which continue to be uncertain and cannot be predicted.

International Situation

International conflicts, geopolitical tensions and significant inflationary environments have historically led to, and may in the future lead to, uncertainty or volatility in global commodity markets, financial markets and supply chains. Russia's invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly, and may generate more inflationary pressures. Volatility in commodity prices, supply chain disruptions and continued inflationary pressures may adversely affect the Company's business, financial condition and results of operations, directly or indirectly. The extent and duration of the current Russia-Ukraine conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this MD&A or in the Annual Information Form, including those relating to commodity price volatility, global financial conditions and inflationary pressures.

____________________________________

1 The royalties and streams segment refers to the royalty, stream and other interests segment, which corresponds to the activities of Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development.

2 The mining exploration and development segment refers to the exploration, evaluation and development of mining projects segment, which corresponds to the activities of  Osisko Development Corp. and its subsidiaries.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Highlights - Second Quarter of 2022

  22,243 gold equivalent ounces ("GEOs3 ") earned (compared to 20,178 GEOs in Q2 2021), including 2,934 GEOs earned from the Renard diamond stream4  that was reinitiated in the second quarter of 2022 (nil GEOs from the Renard diamond stream in Q2 2021);
  Consolidated revenues of $64.0 million ($57.9 million in Q2 2021);

- Revenues from the royalties and streams segment of $51.5 million ($57.2 million in Q2 2021);

- Revenues from the mining exploration and development segment of $12.4 million ($0.7 million in Q2 2021);

  Consolidated cash flows used by operating activities of $0.2 million ($30.9 million in Q2 2021);

- Operating cash flows generated by the royalties and streams segment of $35.0 million ($37.3 million in Q2 2021);

- Operating cash flows used by mining exploration and development segment of $35.2 million ($6.4 million in Q2 2021);

  Consolidated net earnings attributable to Osisko's shareholders of $17.2 million, $0.09 per basic share (consolidated net loss of $14.8 million, $0.09 per basic share in Q2 2021);
  Consolidated adjusted loss5  of $4.7 million, $0.03 per basic share (net earnings of $20.2 million, $0.12 per basic share in Q2 2021);

- Adjusted earnings5 from the royalties and streams segment of $25.7 million, $0.14 per basic share ($23.9 million, $0.14 per basic share in Q2 2021);

- Adjusted loss5 from the mining exploration and development segment of $30.4 million, $0.16 per basic share ($3.7 million, $0.02 per basic share in Q2 2021);

  Publication of the inaugural Asset Handbook and the second edition of the environmental, social and governance ("ESG") report, Growing Responsibly;
  Repayment in full of the outstanding revolving credit facility for $113.1 million;
  Osisko Development completed the acquisition of Tintic Consolidated Metals LLC ("Tintic"), and related financings, which resulted in the Company's equity ownership in Osisko Development reducing from 70.1% to 44.1%;
  Osisko Bermuda Limited ("Osisko Bermuda") entered into a binding agreement with Tintic with respect to the previously announced metals stream (the "Tintic Stream") on the Trixie test mine (the "Trixie Mine"), as well as mineral claims covering more than 17,000 acres in Central Utah's historic Tintic Mining District (the "Tintic Property"), for US$20.0 million in exchange for 2.5% of all metals produced and a transfer price of 25% of the spot prices; and
  Quarterly dividend of $0.055 per common share paid on July 15, 2022 to shareholders of record as of the close of business on June 30, 2022.

Highlights - Subsequent to June 30, 2022

  In July 2022, the Company purchased for cancellation a total of 659,520 common shares for $8.3 million (average acquisition price per share of $12.65) under its 2022 normal course issuer bid program; and
  Declaration of a quarterly dividend of $0.055 per common share payable on October 14, 2022 to shareholders of record as of the close of business on September 30, 2022.

____________________________________

3 GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. For average metal prices used, refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A.

4 Osisko had committed to reinvest its net proceeds from the Renard diamond stream through a bridge loan with the operator until April 30, 2022. Repayments under the stream was reinitiated on May 1, 2022.

5 "Adjusted earnings (loss)" and "Adjusted earnings (loss) per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Summary table - Financial highlights

(in thousands of dollars, except per share amounts)

	For the three and six months ended June 30,
	Osisko Gold Royalties (i)		Osisko Development (ii)		Consolidated (v)
	2022	2021	2022	2021	2022	2021
	$	$	$	$	$	$

Cash (June 30, 2022 and Dec. 31, 2021)	312,981	82,291	136,302	33,407	449,283	115,698

Three months ended June 30,
Revenues	51,545	57,246	12,862	775	63,959	57,941
Cash margin (iii)	47,789	47,150	n/a	n/a	47,789	47,150
Gross profit	35,938	35,713	653	-	36,591	35,713
Operating expenses (G&A, bus. dev and exploration)	(6,200)	(6,483)	(10,079)	(4,649)	(16,279)	(11,132)
Mining operating expenses	-	-	(20,602)	-	(20,602)	-
Net earnings (loss)	18,059	16,341	(1,487)	(41,404)	16,572	(25,063)
Net earnings (loss) attributable to Osisko's shareholders	18,059	16,341	(899)	(31,100)	17,160	(14,759)
Net earnings (loss) per share attributable to Osisko's shareholders	0.10	0.10	(0.01)	(0.19)	0.09	(0.09)
Adjusted net earnings (loss) (iv)	25,716	23,877	(30,375)	(3,727)	(4,659)	20,150
Adjusted net earnings (loss) per basic share (iv)	0.14	0.14	(0.16)	(0.02)	(0.03)	0.12

Cash flows from operating activities
Before working capital items	40,870	39,026	(24,913)	(3,708)	15,957	35,318
Working capital items	(5,905)	(1,685)	(10,276)	(2,716)	(16,181)	(4,401)
After working capital items	34,965	37,341	(35,189)	(6,424)	(224)	30,917
Cash flows from investing activities	2,573	(42,377)	(97,759)	(47,464)	(95,186)	(89,841)
Cash flows from financing activities	(125,705)	(3,542)	210,225	(1,718)	84,520	(5,260)

Six months ended June 30,
Revenues	102,234	124,169	22,029	775	123,357	124,864
Cash margin (iii)	95,297	93,676	n/a	n/a	95,297	93,676
Gross profit	72,148	70,312	653	-	72,801	70,312
Operating expenses (G&A, bus. dev and exploration)	(12,457)	(12,511)	(18,007)	(9,851)	(30,464)	(22,362)
Mining operating expenses	-	-	(35,848)	-	-	-
Net earnings (loss)	34,863	29,805	(23,820)	(45,105)	11,043	(15,300)
Net earnings (loss) attributable to Osisko's shareholders	34,863	29,805	(17,377)	(33,970)	17,486	(4,165)
Net earnings (loss) per share attributable to Osisko's shareholders	0.20	0.18	(0.10)	(0.20)	0.10	(0.02)
Adjusted net earnings (loss) (iv)	50,559	47,316	(50,982)	(9,238)	(423)	38,078
Adjusted net earnings (loss) per basic share (iv)	0.29	0.28	(0.29)	(0.06)	(0.00)	0.23

Cash flows from operating activities
Before working capital items	80,762	78,565	(42,182)	(1,285)	38,580	71,570
Working capital items	(5,290)	(4,487)	(9,904)	(14,842)	(15,194)	(19,329)
After working capital items	75,472	74,078	(52,086)	(16,127)	23,386	52,241
Cash flows from investing activities	(13,013)	(56,158)	(94,445)	(69,172)	(107,458)	(119,620)
Cash flows from financing activities	159,823	(11,053)	247,362	33,895	407,185	22,842

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries. Represents the exploration, evaluation and development of mining projects segment.

(iii) Cash margin is a non-IFRS financial performance measure for the royalties and streams segment which has no standard definition under IFRS. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

(iv) Adjusted earnings (loss) and adjusted earnings (loss) per basic share are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

(v) Consolidated results are net of the intersegment transactions. Refer to the Segment Disclosure section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned by the Company's producing royalty, stream and other interests:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Gold

Canadian Malartic royalty	8,721	9,433	16,833	18,241
Eagle Gold royalty	1,539	1,771	3,143	3,435
Éléonore royalty	1,170	1,612	2,190	3,170
Seabee royalty	1,087	1,076	1,895	1,666
Island Gold royalty	446	587	1,098	1,207
Pan royalty	410	431	778	816
Ermitaño (i)	347	-	869	-
Lamaque royalty	343	258	790	703
Matilda stream (ii)	196	185	313	399
Bald Mountain royalty	186	41	466	305
Others	455	161	924	480
	14,900	15,555	29,299	30,422

Silver

Mantos Blancos stream	2,334	2,297	4,108	4,757
Sasa stream	1,017	949	2,044	2,120
Gibraltar stream	601	608	1,092	1,232
Canadian Malartic royalty	69	103	163	216
Others	73	114	132	317
	4,094	4,071	7,539	8,642
Diamonds

Renard stream (ii)	2,934	1,957	5,959	3,716
Others	27	28	77	50
	2,961	1,985	6,036	3,766
Other metals

Kwale royalty	277	524	619	1,024
Others	11	-	26	-
	288	524	645	1,024

Total GEOs	22,243	22,135	43,519	43,854

Total GEOs, excluding GEOs earned on the Renard stream until April 30, 2022 (iii)	22,243	20,178	40,494	40,138

(i) Ermitaño began production at the end of 2021. The first quarter of 2022 includes the royalty related to the first ounces poured in 2021, but paid in 2022.

(ii) In July 2022, Wiluna Mining Corporation Limited announced the appointment of Voluntary Administrators in Australia. The official quote was suspended from trading and the first meeting of creditors was held in August.

(iii) Until April 30, 2022, GEOs from the Renard diamond stream were subtracted when presenting Osisko's total attributable GEOs because cash flows from the Renard diamond stream were reinvested through a bridge loan with the operator until that date.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Gold(i)	$1,871	$1,816	$1,874	$1,805
Silver(ii)	$23	$27	$23	$26

Exchange rate (US$/Can$)(iii)	1.2768	1.2282	1.2715	1.2471

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Royalty, Stream and Other Interests Portfolio Overview

As at June 30, 2022, Osisko owned a portfolio of 148 royalties, 10 streams and 3 offtakes, as well as 6 royalty options. Currently, the Company has 19 producing assets. The Cariboo royalty and the San Antonio stream are excluded from the total number of assets, as these assets, held by Osisko, are cancelled on the accounting consolidation of Osisko Development.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	13	6	-	19
Development (construction)	11	4	2	17
Exploration and evaluation	124	-	1	125
	148	10	3	161

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction

North America
Canadian Malartic	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au, Ag	Canada
Eagle Gold	Victoria Gold Corp.	5% NSR royalty	Au	Canada
Éléonore	Newmont Corporation	2.2-3.5% NSR royalty	Au	Canada
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada
Gibraltar	Taseko Mines Limited	75% stream	Ag	Canada
Island Gold	Alamos Gold Inc.	1.38-3% NSR royalty	Au	Canada
Pan	Calibre Mining Corp.	4% NSR royalty	Au	USA
Lamaque	Eldorado Gold Corporation	1% NSR royalty	Au	Canada
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR(i) royalty	Au	USA
Parral(ii)	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico
Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico
Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico
Renard(iii)	Stornoway Diamonds (Canada) Inc.	9.6% stream	Diamonds	Canada

Outside of North America
Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile
Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia
Kwale	Base Resources Limited	1.5% GRR(iv)	Rutile, Ilmenite, Zircon	Kenya
Matilda	Wiluna Mining Corporation	1.65% stream	Au	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador
Brauna	Lipari Mineração Ltda	1% GRR	Diamonds	Brazil

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Key development / exploration and evaluation assets(vi)

Asset	Operator	Interest	Commodities	Jurisdiction

Akasaba West	Agnico Eagle Mines Limited	2.5% NSR royalty	Au	Canada
Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina
Arctic	South 32 / Trilogy Metals Inc.	1% NSR royalty	Cu	USA
Amulsar(v)	Lydian Canada Ventures Corporation	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia
Amulsar	Lydian Canada Ventures Corporation	81.9% offtake	Au	Armenia
Back Forty	Gold Resources Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA
Canadian Malartic Underground	Agnico Eagle Mines Limited Yamana Gold Inc.	3.0 - 5.0% NSR royalty	Au	Canada
Cariboo(vi)	Osisko Development	5% NSR royalty	Au	Canada
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Cerro del Gallo	Argonaut Gold Inc.	3% NSR royalty	Au, Ag, Cu	Mexico
Copperwood/White Pine(vii)	Highland Copper Company Inc.	3% NSR royalty	Ag, Cu	USA
Copperwood/White Pine(vii)	Highland Copper Company Inc.	3/26th NSR royalty	Ag	USA
Dolphin Tungsten	King Island Scheelite Limited	1.5% GRR	Tungsten (W)	Australia
Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Hermosa	South 32 Limited	1% NSR royalty	Zn, Mn, Pb, Ag	USA
Horne 5	Falco Resources Ltd.	90%-100% stream	Ag	Canada
Liontown	Red River Resources Limited	0.8% NSR	Au, Ag, Zn, Cu	Australia
Magino	Argonaut Gold Inc.	3% NSR royalty	Au	Canada
Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru
San Antonio(vi)	Osisko Development	15% Au stream	Au, Ag	Mexico
Spring Valley(viii)	Waterton Global Resource Management	2.5-3% NSR royalty	Au	USA
Tocantinzinho(ix)	G Mining Ventures Corp.	1.75% NSR royalty	Au	Brazil
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
West Kenya	Shanta Gold Limited	2% NSR royalty	Au	Kenya
Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand
Windfall	Osisko Mining Inc.	2.0 - 3.0% NSR royalty	Au	Canada

(i) Gross smelter return ("GSR").

(ii) Effective April 29, 2021, the Parral offtake was converted into a 2.4% gold and silver stream.

(iii) Osisko became a 35.1% shareholder of the private entity holding the Renard diamond mine on November 1, 2019.

(iv) Gross revenue royalty ("GRR").

(v) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, a credit bid was completed and Osisko became a 35.6% shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project in Armenia.

(vi) The 5% NSR royalty on the Cariboo gold project and the 15% gold and silver stream on the San Antonio gold project held by Osisko are cancelled on the accounting  consolidation of Osisko Development by Osisko. As a result, they are not included in the total number of assets.

(vii) 3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%. Osisko also exercised in June 2021 a portion of its option and acquired a 3/26th NSR royalty on the silver production from Copperwood and White Pine (the remaining option can be exercised by Osisko for US$23.0 million).

(viii) The 3% NSR royalty is on the core resource area; a separate 1% is applicable on the periphery of the property.

(ix) The current effective NSR royalty is 1.75%. However, the operator has a buy-down option to reduce the royalty by 1% to 0.75% at the time of project construction.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Main Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Royalty, stream and offtake interests transactions

CSA stream

In March 2022, Osisko Bermuda entered into an agreement with Metals Acquisition Corp. ("MAC") with respect to a US$90 million silver stream to facilitate MAC's acquisition of the producing CSA mine in New South Wales, Australia. MAC entered into an agreement to acquire 100% of the shares of the owner of CSA from a subsidiary of Glencore plc (the "CSA Acquisition Transaction").

Under the agreement, Osisko Bermuda would make an upfront cash payment to MAC of US$90 million (the "Silver Deposit"). The Silver Deposit would be payable in full on closing of the CSA Silver Stream, with proceeds to be used to fund in part the purchase price payable by MAC for the CSA Acquisition Transaction. Osisko Bermuda would be entitled to receive 100% of payable silver produced from CSA for the life of the mine. Osisko Bermuda would make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. MAC and certain of its subsidiaries, including the operating subsidiary, would provide Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Silver Stream.

Osisko Bermuda has agreed to subscribe for US$15.0 million in equity of MAC as part of its concurrent equity financing (the "MAC Equity Subscription"). MAC would also grant Osisko Bermuda a right-of-first-refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by MAC or an affiliate between the closing date and the 3rd anniversary of the closing date.

Closing of the CSA Silver Stream and MAC Equity Subscription is subject to certain conditions precedent, including, among others, closing of the CSA Acquisition Transaction. MAC is in the process of completing the necessary regulatory reporting requirements and associated financing arrangements to conclude the CSA Acquisition Transaction. Closing of the CSA Acquisition Transaction is subject to, among other things, the approval of MAC's shareholders, and is expected to be completed in the fourth quarter of 2022.

Osisko Bermuda has also provided MAC with a mutual option to draw up to an additional US$100 million in upfront proceeds through the sale of a copper stream referenced to production from CSA (the "CSA Copper Stream Option"). Should MAC utilize any portion of the CSA Copper Stream Option, upfront proceeds payable by Osisko Bermuda would be used to fund in part the purchase price payable by MAC for the CSA Acquisition Transaction. The CSA Copper Stream Option is subject to, among other things, the parties finalizing definitive terms and conditions.

Tintic stream

In January 2022, Osisko Development entered into definitive agreements (together, the "Agreements") with IG Tintic LLC and Ruby Hollow LLC (together the "Vendors") to acquire 100% of Tintic Consolidated Metals LLC (the "Tintic Transaction"). The Tintic Transaction was closed on May 30, 2022 and Osisko Development acquired 100% ownership of the producing Trixie test mine ("Trixie Mine"), as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District (including the Trixie Mine, the "Tintic Property"). For more details on the acquisition, please refer to Mining Exploration and Evaluation / Development Activities section of this MD&A.

In May 2022, Osisko Bermuda signed a binding agreement with Tintic Consolidated Metals LLC with respect to a metals stream (the "Tintic Stream"). Osisko Bermuda will make an upfront cash payment under the Tintic Stream of US$20.0 million, which will be used by Osisko Development to fund the development of the Trixie Mine and Tintic Property. Osisko Bermuda will purchase 2.5% of all metals produced from the Tintic Property until 27,150 ounces of refined gold have been delivered. Thereafter, Osisko Bermuda will purchase 2.0% of all metals produced from the Tintic Property for the remaining life of mine. Osisko Bermuda will make ongoing payments for refined metal delivered to the Tintic Stream equal to 25% of the spot prices on the day prior to the date of delivery. Osisko Development, Tintic Consolidated Metals LLC and certain other subsidiaries will provide Osisko Bermuda corporate guarantees and other security over their assets related to the Tintic Property. The Tintic Stream is expected to close in the third quarter of 2022, subject to certain conditions precedent to closing, including, but not limited to, execution of all definitive agreements with respect to the Tintic Stream. The economic effective date of the transaction is May 29, 2022.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Canadian Malartic Royalty (Agnico Eagle Mines Limited and Yamana Gold Inc.)

The Company's cornerstone asset is a 5% NSR royalty on the Canadian Malartic open pit mine which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the "Partnership") formed by Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana") (together the "Partners").

Osisko also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South deposits, a 3.0% NSR royalty on the Odyssey North deposit and a 3-5% NSR on the East Malartic deposit, which are located adjacent to the Canadian Malartic mine.

Guidance - 2022

On February 17, 2022, Yamana reported production guidance of 640,000 ounces of gold at Canadian Malartic for the year 2022. At Canadian Malartic, production is expected to begin transitioning from the open pit to the underground in 2023.

Update on operations and reserve and resource estimates

On July 27, 2022, Agnico reported gold production in the second quarter of 2022 decreased to 174,372 ounces when compared to the prior-year period of 184,212 ounces primarily due to lower mill throughput, partially offset by the expected higher gold grades due to the mining sequence and higher metallurgical recovery. As planned, starting in February 2022, the mill throughput levels were reduced to approximately 51,500 tonnes per day ("tpd") in an effort to optimize the production profile during the transition to processing ore from the underground Odyssey project. The mill throughput is forecast to return to full capacity of approximately 60,000 tpd in the second half of 2024.

In February 2022, Yamana reported gold mineral reserves of 3.54 million ounces at Canadian Malartic (50.2 million tonnes grading 1.09 gram per tonne ("g/t") Au), reflecting depletion from the 2021 production and an adjustment of approximately 96,000 ounces due to a slight increase in cut-off grade, which will be added to the marginal stockpile, and a localized adjustment in the lower benches of the Canadian Malartic pit. For the Barnat pit, drill hole datasets from the former East Malartic and Sladen underground mines were incorporated into the resource model, increasing confidence in the Barnat grade estimation and without significantly changing mineral reserves or mineral resources. Underground mineral resources for the Odyssey project continue to grow as a result of ongoing exploration drilling, with a total of 2.54 million ounces of Indicated mineral resources (14.9 million tonnes grading 1.27 g/t Au) and 13.29 million ounces of Inferred mineral resources (89.6 million tonnes grading 2.31 g/t Au) reported at year-end for Canadian Malartic.

At East Gouldie, drilling added a total of 82 new pierce points in the mineralized zones, confirming estimated grades and widths and resulting in the first Indicated mineral resources for the deposit of 1.5 million ounces (6.0 million tonnes grading 3.88 g/t Au) (included in the mineral resources disclosed in the previous paragraph). The ongoing infill drilling program continues to increase the inventory of Indicated mineral resources to support the planned conversion of mineral resources to mineral reserves. Expansion of the mineral resource envelope on all sides added new inferred mineral resources with a high potential for future conversion in the mine plan, while step out drilling extended the mineralized zone 1,260 metres beyond the reported East Gouldie mineral resource and identified a new subparallel zone, located 400 metres in the footwall of the East Gouldie zone. These exploration holes are still widely spaced and therefore not yet considered in the mineral resource statement.

For more information, refer to Yamana's press release dated February 8, 2022 entitled "Yamana Gold Reports Updated Mineral Reserves and Mineral Resources Underpinning Increasing Mine Lives Across Its Portfolio, Yamana's press release dated February 17, 2022 entitled "Yamana Gold Provides 2022-2024 Guidance and an Update to Its Ten-Year Outlook Highlighting a Sustainable Production Platform With Significant Growth", and Agnico's press release dated July 27, 2022 entitled "Agnico Eagle Reports Second Quarter 2022 Results - Strong Operational Performance Drives Record Quarterly Gold Production; Production and Cost Guidance Reiterated for 2022; Updated Detour Lake Mine Plan Based on 38% Increase in Mineral Reserves", all filed on www.sedar.com.

Odyssey Underground mine project construction

Following the completion of an internal technical study in late 2020, the Partnership approved the construction of a new underground mining complex at the Odyssey project. The project is described in a NI 43-101 Preliminary Economic Assessment technical report filed on SEDAR in March 2021. The basis for the mine plan is a potentially mineable resource of 6.18 million tonnes grading 2.07 g/t Au Indicated resources and 75.9 million tonnes grading 2.82 g/t Au Inferred resources. The East Gouldie deposit makes up most of this mineral inventory, whose total Inferred resources contains 6.42 million ounces (62.9 million tonnes grading 3.17 g/t Au). Combined with the East Malartic and Odyssey deposits, the total underground Inferred resources contains 13.8 million ounces (177.5 million tonnes grading 2.42 g/t Au), as well as Indicated resources of 0.86 million ounces (13.3 million tonnes grading 2.01 g/t Au). More detail can be found in Agnico Eagles' press release dated February 11, 2021 entitled "Agnico Eagle Reports Fourth Quarter and Full Year 2020 Results" and filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Agnico Eagle mentioned in February 2022 that underground development in 2021 was in line with expectations with 1,487 linear metres of ramp completed and 2,081 equivalent metres of lateral development achieved. An exploration drift has been installed on Level 16 and ramp access is now down to level 26, which is approximately half the depth extent of the Odyssey South deposit. Development is expected to ramp up from the current level of 425 metres per month to approximately 860 metres per month in the second half of 2022.

Production via the ramp is expected to begin gradually at Odyssey South in the first half of 2023, increasing to up to 3,500 tpd in 2024. Collaring of the shaft and installation of the headframe was initiated in 2021 and shaft sinking activities are expected to begin in the fourth quarter of 2022. The shaft will have an estimated depth of 1,800 metres and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter into production in 2029 and 2030, respectively. Surface construction activities are progressing well with the maintenance garage and warehouse erected and fully enclosed at the end of 2021. Work on the foundations for the first phase of the paste plant started in February and the plant is expected to be fully functional in the first quarter of 2023.

For additional information, please refer to Agnico Eagle's press release dated February 23, 2022 entitled "Agnico Eagle Reports Fourth Quarter and Full Year 2021 Results - Senior Management Changes; Record Annual Gold Production, Operating Cash Flow and Mineral Reserves; New Operational and Financial Guidance Provided Post Completion of Kirkland Lake Gold Merger; Minesite and Pipeline Projects Continue to Advance" and Yamana's press release dated February 8, 2020 entitled "Yamana Gold Reports Updated Mineral Reserves and Mineral Resources Underpinning Increasing Mine Lives Across Its Portfolio", both filed on www.sedar.com.

Canadian Malartic exploration update

In 2022, the Partnership has budgeted US$23.8 million of expenditures, including 136,800 metres of exploration and conversion drilling focused on infill drilling at the East Gouldie deposit to improve confidence in the mineral resource, to continue the conversion of inferred mineral resources to indicated mineral resources and to refine the geological model. With ramp development continuing as part of the Odyssey Mine project, the Partnership will complete further underground conversion drilling from the ramp in the remainder of 2022.

Twenty drills are currently active on the property, with four underground drills completing infill drilling on the Odyssey South deposit and 12 surface drills focused on infilling and expanding the East Gouldie mineralization and four drills active in regional exploration. The Partnership drilled 95,030 metres during the first half of 2022.

With the continued success at infilling East Gouldie at 75-metre spacing in the core of the deposit and some recent expansion to the west at depth, Agnico expects a significant portion of the East Gouldie deposit to be classified as indicated mineral resources at year end 2022. Agnico also expects that the core portion of the Odyssey South deposit will be classified as mineral reserves at year end 2022.

A recent exploration highlight is hole MEX22-231, which returned 1.8 g/t Au over 62.9 metres at 1,580 metres depth in the western extension of the East Gouldie deposit approximately 225 metres west of the current mineral resources outline. This intercept is approximately halfway between the East Gouldie deposit and the Norrie Zone to the west and shows the potential for East Gouldie to connect with other mineral inventories in the Norrie and South Sladen mineralized zones that are not yet classified as mineral resources.

In regional exploration to the east, highlight hole RD21-4689AA drilled on the adjacent Rand Malartic property intersected 3.1 g/t Au over 3.0 metres at 2,537 metres depth, which extends the East Gouldie mineralized corridor eastward by 500 metres to approximately 1,700 metres east of the current mineral resources outline. Mineralization remains open to the east. The location of this drill result is not clearly defined, but is proximal to the eastern limit of Osisko's royalty coverage.

In addition, the Partnership is planning to spend approximately US$8.2 million on 21,900 metres of exploration drilling to expand mineralization towards the east in the East Gouldie horizon and the new Titan zone at depth on the Rand property (Rand is not covered by the royalty). Some drilling is also planned on the nearby East Amphi property to extend the Nessie and Kraken zones

For additional information, please refer to Agnico Eagle's press release dated July 27, 2022 entitled "Agnico Eagle Reports Second Quarter 2022 Results - Strong Operational Performance Drives Record Quarterly Gold Production; Production and Cost Guidance Reiterated for 2022; Updated Detour Lake Mine Plan Based on 38% Increase in Mineral Reserves", filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Mantos Blancos Stream (Capstone Copper Corp.)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Mantos Blancos mine, an open-pit mine located in the Antofagasta region of Chile, which is owned and operated by Capstone Copper Corp. ("Capstone"). On March 23, 2022, Mantos Copper Limited completed its previously announced business combination with Capstone Mining Corp. to form Capstone, a mid-tier copper producer with a diversified portfolio of high-quality, long-life operations in the Americas.

Under the stream, Osisko will receive 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered (3.1 million ounces have been delivered at June 30, 2022), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Capstone to Osisko Bermuda.

Update on operations

Production of silver at the Mantos Blancos mine and concentrator plant for the second quarter of 2022 of 313,682 ounces of silver (prior to offtaker deductions) was higher than the 194,629 ounces of silver in the first quarter of 2022, mainly due to higher grades and material milled, partially offset by lower recoveries.

During the quarter, Capstone continued the ramp up of the Mantos Blancos expansion from 4.2 million tonnes per year to 7.3 million tonnes per year and extend the life of the mine to 2035. The focus remains on optimization and achieving targets for sustained throughput and recoveries in the third quarter of 2022. Life-of-mine deliveries of refined silver to Osisko following commissioning of the expansion are expected to total approximately 14.9 million ounces, with annual deliveries during the first five years expected to average approximately 1.3 million ounces of refined silver, once ramp up is completed. Capstone has confirmed that studies are ongoing for a further expansion at Mantos Blancos (Phase II) that would increase throughput from 7.3 million tonnes per year to 10 million tonnes per year. For additional information, please refer to Capstone's press release dated May 12, 2022 entitled "Capstone Copper Reports First Quarter 2022 Results and Provides Consolidated Production and Cost Guidance for the Remainder of 2022" filed on www.sedar.com.

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, which hosts the Eagle Gold mine, owned and operated by Victoria Gold Corp. ("Victoria"). The Dublin Gulch gold property is situated in central Yukon Territory, Canada. The Eagle Gold mine poured its first gold on September 18, 2019.

Guidance - 2022

On March 24, 2022, Victoria reported production guidance of 165,000 to 190,000 ounces of gold for 2022.

Update on operations

On July 12, 2022, Victoria announced second quarter gold production from the Eagle mine of 32,055 ounces. Ore mined and stacked, as well as gold production, was in line with the second quarter of 2021. Crushing and stacking operations were affected for approximately five days due to the disruption to the main Yukon power grid from wildfires in the region. Once power service was restored, operations and production rates returned to normal. Similar to previous years, Victoria continues to expect significant growth in gold production in the second half of the year. Guidance of between 165,000 to 190,000 ounces was reiterated by Victoria.

Victoria continued detailed engineering and procurement of equipment to enable construction of its "Project 250" to start in the second half of 2022. Project 250 is aimed at increasing the average annual gold production of the Eagle mine toward 250,000 ounces of gold during 2023. Victoria's May corporate presentation (available on their website at www.vgcx.com) also outlines Project 2040 that illustrates the potential for Eagle mine expansions at depth and along strike. Recent drill highlights included 1.22 g/t Au over 175 metres.

For additional information, please refer to Victoria's press release dated March 24, 2022 entitled "Victoria Gold: 2021 Fourth Quarter and Full Year 2021 Results" and Victoria's press release dated July 12, 2022 entitled "Victoria Gold: Eagle Gold Mine Q2 2022 Operational Highlights", filed on www.sedar.com.

Update on Exploration

On February 28 and March 1, 2022, Victoria Gold announced assay results from the 2021 Dublin Gulch drill program on the Raven and Lynx targets. During the 2021 season, 20,000 metres of diamond drilling were completed across the claim package. The 2021 program successfully doubled the strike length of Raven to ~1.3 kilometres, particularly to the west in an area covered by overlying metasedimentary rocks. Highlighted assay results from the first 19 Raven drill holes include 1.25 g/t Au over 70 metres and 1.74 g/t Au over 15.1 metres. In 2022, Victoria is targeting an inaugural mineral resource estimate for Raven and an additional 20,000 metres of drilling.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Highlighted assay results from the first 6 holes on Lynx include 2.0 g/t Au over 32.3 metres and 3.42 g/t Au over 18.3 metres. Mineralization at the Lynx target resembles the Raven and Nugget deposits, and extends over a strike length of 600 metres while remaining open to the east, west, and at depth.

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 2.2% to 3.5% NSR royalty on the Éléonore gold property located in the Province of Québec and operated by Newmont Corporation ("Newmont"). Osisko currently receives a NSR royalty of 2.2% on production at the Éléonore mine.

Guidance - 2022

On December 2, 2021, Newmont provided 2022 guidance for the Éléonore mine of 275,000 ounces of gold.

Update on operations and reserve and resource estimates

On July 25, 2022, Newmont announced sales of 47,000 ounces of gold at Éléonore during the second quarter of 2022, compared to 67,000 ounces in the second quarter of 2021, due to lower ore grade milled and lower throughput.

In February 24, 2022, Newmont reported a reserve increase, net of depletion, of 560,000 ounces of gold. Proven and probable reserves now comprise 11.2 million tonnes grading 5.05 g/t Au for 1.82 million ounces of gold.

For additional information, please refer to Newmont press release dated December 2, 2021 entitled "Newmont Provides 2022 and Longer-term Outlook", Newmont's press release dated February 24, 2022 entitled "Newmont Reports 2021 Mineral Reserves of 93 million Gold Ounces and 65 million Gold Equivalent Ounces and Newmont's press release dated July 25, 2022 entitled "Newmont Announces Second Quarter 2022 Results", filed on www.sedar.com.

Sasa Stream (Central Asia Metals plc)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 23,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. Osisko Bermuda's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased annually from 2017, based on inflation (currently US$6.05 per ounce).

Update on operations

On July 12, 2022, Central Asia reported sales of 89,687 ounces of payable silver in the second quarter of 2022 for a total of 164,482 ounces of silver in the first half of 2022.

For more information on the Sasa mine, refer to Central Asia's press release dated July 12, 2022, entitled "H1 2022 Operations Update" available on their website at www.centralasiametals.com.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Guidance - 2022

On January 31, 2022, SSR Mining reported that it expects to produce between 115,000 to 125,000 ounces of gold at Seabee in 2022, with a mid-point of 119,000 ounces of gold.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Update on operations

On August 2, 2022, SSR Mining announced gold production of 38,341 ounces during the second quarter of 2022 compared to 36,994 ounces in the second quarter of 2021. For the six months ended June 30, 2022 and 2021, Seabee produced 90,923 and 60,729 ounces of gold, respectively. The increase in gold production during the first six months of 2022 was the result of a 37.4% increase in mill feed grade to 14.85 g/t Au and increased mine and mill productivity levels. During the second quarter, production benefited from the processing of higher grade material stockpiled in the first quarter of 2022.

Exploration and definition work is continuing at the high grade zone mined in the first quarter which if successful could enable mining in this area in 2023.

On January 31, 2022, SSR Mining announced the 2022 exploration and resource development expenditures estimated at US$15.0 million with a focus on expansion and definition of the Santoy Gap Hanging Wall and surface drill programs at the Seabee and Fisher properties (Fisher is not covered by the royalty).

Reserve and resource estimates

On February 23, 2022, SSR Mining announced a mine life extension at the Seabee mine to 2028 based on an updated mineral reserve estimate of 2.7 million tonnes grading 6.72 g/t Au for 580,000 ounces of gold. This estimate does not incorporate any of the Measured and Indicated resources totaling 0.87 million tonnes grading 12.85 g/t Au for 359,000 ounces of gold, or the Inferred resources totaling 2.75 million tonnes grading 6.05 g/t Au for 536,000 ounces of gold.

Seabee has been in continuous operation for 30 years and has demonstrated a track record of continued mineral reserve replacement that SSR Mining expects to continue into the future.

For more information, refer to SSR Mining's press release dated January 31, 2022 entitled "SSR Mining Achieves Top End of 2021 Production Guidance, Beats AISC Guidance, Outlines Three-Year Outlook and Intends to Increase 2022 Dividend by 40%", SSR Mining's press release dated February 23, 2022 entitled "SSR Mining Reports Fourth Quarter and Full Year 2021 Results", and SSR Mining's press release dated August 2, 2022 entitled "SSR Mining Reports Second Quarter 2022 Results", filed on www.sedar.com.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a 100% silver stream on Taseko Mines Limited ("Taseko") attributable portion of the Gibraltar copper mine ("Gibraltar"), held by Gibraltar Mines Ltd. ("Gibco") and located in British Columbia, Canada. Under the stream agreement, Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production (representing 75% of the Gibraltar mine production) until the delivery to Osisko of 5.9 million ounces of silver and 35% of Gibco's share of silver production thereafter. Since April 2020, there is no transfer price for the silver ounces acquired. As of June 30, 2022, a total of 1.0 million ounces of silver have been delivered under the stream agreement.

On March 31, 2022, Taseko announced a 40% increase to Proven and Probable reserves at its 75%-owned Gibraltar copper mine in central British Columbia.  The updated reserve at Gibraltar underpins a 23-year mine life producing on average approximately 129 million pounds of copper and 2.3 million pounds of molybdenum annually. Taseko does not report the silver content of their reserve estimates.

For more information, refer to Taseko's press release dated March 31, 2022 entitled "Taseko Announces a 40% Increase in Gibraltar Proven and Probable Reserves", filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (all of the current resources and reserves are covered by the royalties), operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada.

Guidance - 2022

On January 17, 2022, Alamos reported its 2022 guidance for Island Gold of 125,000 to 135,000 ounces of gold. Gold production at Island Gold is expected to decrease slightly in 2022, reflecting lower planned grades which is consistent with the mineral reserve grade and the Phase III expansion study released in 2020 ("Phase III Study"). Mining and processing rates are expected to be consistent with 2021 and average 1,200 tpd. As outlined in the Phase III Study, grades mined are expected to decrease below the average mineral reserve grade in 2023 followed by an increase above the average mineral reserve grade in 2024 driving production higher.

Update on operations

On July 27, 2022, Alamos reported that Island Gold produced 61,800 ounces in the first half of the year, including a 52% increase in second quarter production to 37,300 ounces. With production expected to be higher in the second half of the year, Island Gold remains on track to achieve full year guidance. The second quarter production represents a 12% improvement from the prior year period reflecting higher grades mined and processed.

Update on expansions

On March 16, 2022, Alamos announced the Closure Plan Amendment for the Island Gold mine has been filed by the Ontario Government and on April 11, 2022, Alamos announced the groundbreaking for the Island Gold mine expansion. These represent significant milestones for the operation, allowing for ramp up of construction activities on the Phase III expansion, including the pre-sink of the shaft which is expected to begin mid-2022. As outlined in the Phase III expansion study released in July 2020, the expansion is expected to drive production approximately 70% higher to average 236,000 ounces of gold per year at industry low mine-site all-in sustaining costs of US$534 per ounce once completed in 2025. Since the completion of the study, mineral reserves and resources have increased 37% to total 5.1 million ounces of gold as of the end of 2021. This growth will be incorporated into an updated mine plan which is expected to be released mid-2022.

On June 29, 2022, Alamos reported the results of the P3+ Expansion Study for the Island Gold mine, outlining an increase in production to 2,400 tpd from the current 1,200 tpd. This is an increase over the 2021 study which had planned a 2,000 tpd mill throughput, and will be enabled by a new shaft with an initial depth of 1,373 metres. This new preliminary economic assessment estimates average gold production of 287,240 ounces per year for 13 years starting in 2026. The mineral inventory considered in the study includes Probable Reserves of 4.1 million tonnes grading 10.1 g/t gold for 1.1 million ounces and Inferred resources of 8.3 million tonnes grading 11.3 g/t Au for 3.0 million ounces. Earthworks and shaft surface infrastructure construction have started, with shaft sinking scheduled to commence in the second half of 2023.

Reserves and resources

On February 22, 2022, Alamos announced that the Island Gold mine Mineral Reserves and Resources increased across all categories, including a 2% increase in mineral reserves (1.5 million ounces from 4.1 million tonnes grading 10.12 g/t Au) and an 8% increase in Inferred mineral resources (3.5 million ounces from 7.9 million tonnes grading 13.59 g/t Au). An updated mine plan is set to be released mid-2022, incorporating the 1.2 million ounce increase in Inferred resources since the completion of the Phase III Expansion study published in July 2020. The optimized mine plan is also expected to incorporate higher-grade material in proximity to the planned shaft bottom earlier in the mine life. This change in mine plan should contribute to a higher proportion of production coming from areas covered by Osisko's 3% NSR royalty earlier in the mine plan versus production from areas covered by Osisko's 1.38% NSR royalty.

Exploration update

On January 17, 2022, Alamos announced that a total of US$22 million has been budgeted for surface and underground exploration at Island Gold in 2022. The exploration focus remains on defining additional near mine mineral resources across the two-kilometre long Island Gold Main Zone (Island Main, West, and East), as well as advancing and evaluating several regional targets. The 2021 exploration program was successful in extending high-grade mineralization across the Island Gold Main Zone, particularly in Island East. This included the best hole drilled to date at Island Gold (71.21 g/t Au (39.24 g/t cut) over 21.33 metres true width), extending high grade mineralization down-plunge from existing Mineral Resources. High grade mineralization was also intersected in a 300 metres step out hole, the deepest drilled to date, confirming that high grade mineralization extends well beyond mineral resources to a depth of more than 1,700 metres. These results highlight the significant potential for further growth in mineral reserves and resources.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

The 2022 surface and underground exploration drilling program will continue to test the lateral and down-plunge extensions of Island East as well as an increased focus on Island Main and West. This includes 30,000 metres of surface directional drilling and 30,000 metres of underground exploration drilling.

For more information, refer to Alamos' press release dated January 17, 2022 entitled "Alamos Gold Reports Fourth Quarter 2021 Production and Provides Three-Year Production and Operating Guidance", Alamos' press release dated February 22, 2022 entitled "Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2021", Alamos' press release dated March 16, 2022 entitled "Alamos Gold Announces Significant Permitting Milestone at Island Gold with Filing of Closure Plan Amendment", Alamos' press release dated June 29, 2022 entitled "Alamos Gold Announces Phase 3+ Expansion of Island Gold to 2,400 tpd, Driving a Larger, More Profitable Operation with Average Annual Gold Production of 287k oz, Industry Low All-in Sustaining Costs of $576/oz, and a 31% Increase in Net Present Value ("NPV") to $2.0 Billion at $1,850/oz Gold" and Alamos' press release dated July 27, 2022 entitled "Alamos Gold Reports Second Quarter 2022 Results", all filed on www.sedar.com.

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway Diamonds (Canada) Inc. ("Stornoway") and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. The Renard stream is secured by a first-ranking security interest over all assets and properties of Stornoway.

A credit bid transaction was closed on November 1, 2019 and Osisko is now a 35.1% shareholder of the company holding the Renard diamond mine, which is considered as an associate since that date.

Under the stream agreement, upon the completion of a sale of diamonds, Osisko remits to Stornoway a cash transfer payment which equals to the lesser of 40% of achieved sales price and US$40 per carat. For the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine ("ROM") diamonds (the excess small diamonds, or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

Update on operations

Stornoway's focus has been on cost reduction while the diamond market recovered. During the first quarter of 2022, the company sold 409,120 carats at an average price of US$143 per carat. During the second quarter, the company sold 459,848 carats at an average price of US$124 per carat.

Stornoway's cost reductions, coupled with strengthening diamond prices resulted in positive cash generation from Renard and no additional drawdowns on the Stornoway working capital facility in 2021 and 2022. Stornoway repaid $3.9 million to Osisko, or approximately 50% of the Stornoway working capital facility (and interest receivable) outstanding at the end of December 2021 and the remaining 50% ($4.0 million) at the end of April 2022.

On April 29, 2022, Stornoway, the Renard streamers and the Stornoway secured creditors completed amendments to the Renard stream and secured debt of Stornoway, pursuant to which:

  Osisko's stream was reactivated and Osisko will no longer automatically reinvest proceeds into the Stornoway bridge facility, so long as Stornoway satisfies certain minimum cash thresholds at the end of each quarter. Osisko received US$3.8 million ($4.8 million) in net proceeds from its Renard stream during the second quarter;
  In the event that Stornoway does not satisfy minimum cash thresholds at the end of a given quarter, the Renard streamers will be required to resume reinvesting all or a portion of their net proceeds under the Renard stream. Any amounts deferred under the stream pursuant to this mechanism will be accrued to a new facility which is to be repaid by Stornoway at the end of the calendar year via cash sweep; and
  The maturity date of the Stornoway bridge facility (with a principal amount totaling US$22.9 million ($29.4 million) attributable to Osisko on June 30, 2022) has been extended to December 31, 2025, subject to further extension to December 2028, in certain events. Certain amounts outstanding under a portion of the Stornoway bridge facility are subject to early repayment at the end of each year to the extent that Stornoway then satisfies certain excess cash thresholds.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or other interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, streams or other interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel and/or administrative support, as well as nominating individuals to the investee's board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining Inc. ("Osisko Mining"), Osisko Metals Incorporated ("Osisko Metals") and Falco Resources Ltd. ("Falco"). Certain equity positions, including Falco, were transferred to Osisko Development as part of the reverse take-over transaction completed in 2020.

Osisko Gold Royalties and Osisko Development may, from time to time and without further notice except as required by law or regulations, increase or decrease their investments at their discretion.

During the three and six months ended June 30, 2022, Osisko acquired equity investments for nil and $0.6 million, respectively (acquisitions were realized by Osisko Gold Royalties) and disposed equity investments for $0.2 million and $21.3 million, respectively (disposals were realized by Osisko Development).

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at June 30, 2022 (in thousands of dollars):

	Osisko Gold Royalties		Osisko Development		Consolidated
Investments	Carrying value (i)	Fair Value (ii)	Carrying value (i)	Fair value (ii)	Carrying value (i)	Fair value (ii)
	$	$	$	$	$	$
Associates	117,520	165,507	9,003	10,784	126,523	176,291
Other	22,913	22,913	34,751	34,751	57,664	57,664
	140,433	188,420	43,754	45,535	184,187	233,955

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at June 30, 2022.

Main Investments

The following table presents the main investments of the Company in marketable securities as at June 30, 2022:

Investment	Company Holding the Investment	Number of Shares Held	Ownership
			%
Osisko Mining	Osisko Gold Royalties	50,023,569	14.4
Osisko Metals	Osisko Gold Royalties	31,127,397	13.8
Falco	Osisko Development (i)	46,885,240	17.3

(i) The investment is held by Barkerville Gold Mines Ltd., a wholly-owned subsidiary of Osisko Development.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its Windfall gold project. Osisko holds a 2.0% - 3.0% NSR royalty on the Windfall gold project, for which a positive preliminary economic assessment was released in April 2021.

In April 2021, Osisko Mining released an updated preliminary economic assessment with a 39% after-tax internal rate of return and a $1.5 billion after-tax net present value, using a gold price of US$1,500 per ounce. The updated preliminary economic assessment shows an average gold production of 238,000 ounces per year of an 18 year life-of-mine. The first seven years of full production is expected to average 300,000 ounces per year at an average diluted grade of 8.1 g/t Au. For more information, refer to Osisko Mining's press release dated April 7, 2021 entitled "Osisko Mining Delivers Positive PEA Update for Windfall", filed on www.sedar.com.

On January 10, 2022, Osisko Mining provided an updated mineral resource estimate on Windfall. Measured and Indicated resources are estimated at 3.2 million ounces of gold, an increase of 73%, at an average grade of 10.5 g/t (cut-off grade of 3.5 g/t), an increase of 9%. Inferred resources are estimated at 3.6 million ounces of gold at an average grade of 8.6 g/t, reflecting a grade increase of 8%. For more information, refer to Osisko Mining's press release dated January 10, 2022 entitled "Osisko Delivers Updated Windfall Resource Estimate", filed on www.sedar.com.

On February 28, 2022, Osisko Mining announced that it has entered into a memorandum of understanding ("MOU") with the Cree First Nation of Waswanipi (the "CFNW") whereby the CFNW will provide hydroelectric power to the Windfall project. The CFNW will finance, build, own and operate a 120kV transmission line that will deliver hydroelectricity to the Windfall project and surrounding area. As an end user, Osisko Mining will pay transportation fees to the CFNW. The MOU outlines the principal terms of the agreement between Osisko Mining and the CFNW which will ensure delivery of hydroelectricity to Osisko Mining's Windfall project for a nominal period of 18 years, with further extensions over the life of the Windfall mill.

A mineral resource estimate for the Windfall gold project is scheduled in the fourth quarter of 2022, which will form the basis of the planned Windfall gold project feasibility study, which is expected by the end of 2022.

For more information, please refer to Osisko Mining's press releases available on www.sedar.com and on their website (www.osiskomining.com).

As at June 30, 2022, the Company held 50,023,569 common shares representing a 14.4% interest in Osisko Mining (14.4% as at December 31, 2021). The Company concluded that it exercises significant influence over Osisko Mining and accounts for its investment using the equity method.

Osisko Metals Incorporated

Osisko Metals is a Canadian base metal exploration and development company with a focus on copper and zinc mineral assets. The company's flagship properties are the Pine Point mining camp, located in the Northwest Territories and the Gaspé Copper mine, located in Québec. The Company owns a 3.0% NSR royalty on the Pine Point mining camp.

On July 13, 2022, Osisko Metals released an update of the preliminary economic assessment on the Pine Point project including the results of an updated mineral resource estimate. The objective of the 2022 preliminary economic assessment update was to integrate updated long-term prices for zinc and lead, increased mined resources, cost escalations in capital expenditures and operational expenditures as well as reduced life-of-mine water management costs that resulted from the recently completed hydrogeological model. The updated preliminary economic assessment showed an estimated internal rate of return of 25% and a mine life of 12 years. The updated mineral resource estimate highlighted Indicated mineral resources of 15.8 million tonnes grading 5.55% zinc equivalent ("ZnEq") (4.17% Zn and 1.53% Pb). Inferred mineral resources are estimated at 47.2 million tonnes grading 5.94% ZnEq (4.43% Zn and 1.68% Pb). For more information, refer to Osisko Metals' press release dated July 13, 2022 entitled "Osisko Metals Releases Positive Update for Pine Point PEA After-Tax NPV of C$602M and After-Tax IRR of 25%", filed on www.sedar.com.

On March 28, 2022, Osisko Metals announced that it signed a binding term sheet with Glencore Canada Corporation ("Glencore"), providing Osisko Metals with an option to acquire a 100% interest in the past-producing Gaspé Copper mine located near Murdochville, Québec for an up-front payment of US$25 million, to be paid by Osisko Metals by way of a convertible note issued to Glencore upon the successful closing of the transaction, and a cash payment of US$20 million, payable upon start of commercial production. Osisko Metals must also incur drilling costs of $5 million before June 30, 2022, to test oxidation levels within the mineralization that surrounds the historical Mount Copper open pit deposit. On July 11, 2022, Osisko Metals announced it had exercised its option to acquire the Gaspé Copper project. On April 28, 2022, Osisko Metals announced an initial Inferred mineral resource estimate at Mount Copper as part of the Gaspé Copper project of 3.1 billion pounds of contained copper (456 million tonnes grading 0.31% copper). This resource is pit-constrained to mineralization surrounding the past-producing Mount Copper open pit mine and uses a base case of US$3.80/lb copper and a lower cut-off grade of 0.16% sulfide copper.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

As at June 30, 2022, the Company held 31,127,397 common shares representing a 13.8% interest in Osisko Metals (15.4% as at December 31, 2021). The Company concluded that it exercises significant influence over Osisko Metals and accounts for its investment using the equity method.

Falco Resources Ltd.

Falco's main asset is the Horne 5 gold project, for which a positive updated feasibility study was released in March 2021. For more information, refer to Falco's press release dated March 24, 2021 and entitled "Updated Feasibility Study Confirms Significant Value of the Horne 5 Project" and filed on www.sedar.com.

The feasibility study was updated to reflect the improved commodity prices, the silver stream financing arrangement with Osisko and the copper and zinc concentrate offtake agreements with Glencore. The capital and operating costs were reviewed to reflect current market conditions for labour, supplies and services. At a gold price of US$1,600 per ounce, the updated feasibility study shows that the Horne 5 Project would generate an after-tax net present value, at a 5% discount rate, of $761 million and an after-tax internal rate of return of 18.9%.

In June 2021, Falco entered into an agreement in principle with Glencore establishing the framework of the terms and conditions (the "Agreement in Principle") pursuant to which the parties will enter into the Principal Operating License and Indemnity Agreement (the "OLIA") in order to enable Falco to develop and operate its Horne 5 project. The Agreement in Principle outlines the terms to be included in the OLIA which will establish the framework to govern Falco's development and operation of its Horne 5 project.

For more information, refer to Falco's press release dated June 28, 2021 entitled "Falco Enters into an Agreement in Principle with Glencore Regarding Horne 5 Development and Operating License", filed on www.sedar.com.

In February 2019, Osisko provided Falco with a senior secured silver stream credit facility ("Falco Silver Stream") with reference to up to 100% of the future silver produced from the Horne 5 property ("Horne 5") located in Rouyn-Noranda, Québec. As part of the Falco Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6.00 per ounce. The Falco Silver Stream is secured by a first priority lien on the project and all assets of Falco. However, Osisko agreed to subordinate its first priority in favor of Glencore pending the repayment of a short-term loan to Glencore by Falco. The first installment of $25.0 million was made at the closing of the Falco Silver Stream and an additional advance of $10.0 million on the second installment ($20.0 million) was made in August 2021.

As at June 30, 2022, Osisko Development held 46,885,240 common shares representing a 17.3% interest in Falco (17.3% as at December 31, 2021). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Sustainability Activities

As a capital provider, the Company bears significant responsibility to promote and uphold sustainable business practices to maximize long-term value for all stakeholders. Osisko regularly reviews which ESG topics are most material to its business, either directly or indirectly through the activities of its mining partners.

On April 19, 2022, the Company made further progress on its ESG initaitives with the release of the second annual ESG report, Growing Responsibly. A thorough review of the topics most material to the Company can be found wihin this document, which is available on Osisko's website (https://osiskogr.com/en/esg-reporting/).

As highlighted in the report, Osisko advanced its management of ESG matters in 2021 with notable achievements across all areas. The following are select highlights of Osisko's commitment to growing sustainably:

  Committed to the UN Global Compact to formally align with its Ten Principles;
  Formed a strategic partnership with Carbon Streaming Corporation to promote global decarbonisation and biodiversity efforts through carbon credit streaming transactions;
  Engaged a third party expert to provide an initial estimate of Scope 3 Green House Gas ("GHG") emissions intensity attributable to Osisko's share of the revenue from its portfolio;
  Enhanced reporting by aligning Osisko's disclosure with Sustainability Accounting Standards Board ("SASB") industry standards; and
  Maintained a leading position within MSCI's ESG rating and improved Osisko's position in Sustainalytics precious metals ESG ranking.

The Company continuously looks for ways to improve Osisko's sustainability initiatives directly and indirectly via our mining partners .

Mining Exploration and Evaluation / Development Activities

Following the spin-out of the mining activities of Osisko Gold Royalties to Osisko Development in November 2020, all mining exploration, evaluation and development assets and activities are now held, operated and financed exclusively by Osisko Development.

During the three and six months ended June 30, 2022, investments in mining assets and plant and equipment amounted to $18.5 million and $35.2 million, respectively, mostly on the Cariboo gold property and San Antonio gold project, both operated by Osisko Development.

Acquisition of Tintic by Osisko Development

On May 27, 2022, Osisko Development completed its previously announced acquisition of Tintic Consolidated Metals LLC, which owns the producing Trixie test mine, as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District").

Under the terms of the Tintic Transaction, Osisko Development funded the acquisition through:

(i) the issuance of 12,049,449 common shares of Osisko Development;

(ii) aggregate cash payments of approximately US$58.7 million ($74.7 million);

(iii) the issuance of an aggregate of 2% NSR royalty, with a 50% buyback right in favour of Osisko Development exercisable within five years;

(iv) US$12.5 million in deferred payments ($15.9 million); and

(v) the granting of certain other contingent payments, rights and obligations.

Transaction costs related to the acquisition were expensed under general and administrative expenses and amounted to approximately $4.7 million. The total consideration paid amounted to approximately US$156.6 million ($199.5 million).

In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business which is defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. For an integrated set of activities and assets to be considered a business, the set needs to contain inputs, and processes. The acquisition of Tintic meets the definition of a business combination as Tintic generates revenues and has processes. Consequently, the transaction has been recorded as a business combination.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

As of the reporting date, the Company has not completed the purchase price allocation over the identifiable net assets of Tintic. Information to confirm the fair value of certain assets, mainly the mining interests and plant and equipment, the exploration and evaluation assets, the fair value of certain liabilities and the deferred income tax liability, are still to be obtained or confirmed.

The table below presents the preliminary purchase price allocation based on the best available information to the Company to date:

Consideration paid	$

Issuance of 12,049,449 common shares of Osisko Development	109,656
Cash	63,881
Convertible instruments(i)	10,827
Fair value of deferred consideration of US$12.5 million ($15.9 million)	13,414
Fair value of other contingent payments, rights and obligations	1,695
199,473

Net assets acquired	$

Current assets	2,705
Mining assets and plant and equipment	182,229
Exploration and evaluation	38,508
Other non-current assets	1,735
Current liabilities	(1,322)
Non-current liabilities	(4,925)
Deferred income tax liability	(19,457)
199,473

(i) Represents the convertible instruments amounting to US$8.5 million ($10.8 million) issued to the sellers prior to the closing of the Tintic Transaction, which were part of the acquisition price.

Exploration Program

The Tintic project consists of various past producing precious and base metal mines located in the East Tintic Mining District, Utah, 95 kilometres southwest of Salt Lake City. The Tintic project is comprised of approximately 17,000 acres (6,880 ha), including 14,200 acres (5,746 ha) of patented mining claims. Trixie, located within the Tintic Project, is a gold test mine with a current mining rate of approximately 35 tons per day.

On June 10, 2022, Osisko Development filed a technical report on the Tintic project, entitled "Technical Report on the Tintic Project, East Tintic Mining District, Utah County, Utah, USA", dated June 10, 2022. The Technical Report provides a summary of the geology and mineralization, description of land and ownership, property history, current development and production at Trixie and recommendations on future work programs. There is currently no mineral resource estimate on the Tintic project that complies with NI 43-101 and, as such, any decisions in respect of the Tintic project have been informed by data collected and current best practices adopted by management. The current production at Trixie is directed by underground exploration, face sampling, and drilling.

For further details, refer to Osisko Development's technical report dated June 10, 2022 entitled "Technical Report on the Tintic Project, East Tintic Mining District, Utah County, Utah, USA", available on SEDAR (www.sedar.com) under Osisko Development's profile.

2022 Objectives

It is expected that the production from the Trixie Mine will complement the near and medium-term development plans for the Cariboo and San Antonio projects. In the near term, Osisko Development is proposing technical work at the Trixie test mine with the objective that it will justify further development.

There is currently one underground diamond drill rig and one surface reverse circulation rig in operation at Trixie with the objective of exploration and delineation of an initial mineral resources estimate at Trixie to support advanced ongoing technical studies.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Data compilation from historic mines in the area is ongoing and anticipated to generate additional drill targets on the greater Tintic project. The commencement of an underground ramp is underway which will increase productivity and mining rates and is anticipated to be completed by the second quarter of 2023.

Cariboo gold property

Exploration activities

A total of 152,500 metres were drilled in 2021 on the Cariboo Gold project as part of the exploration and category conversion drill program to support the ongoing feasibility study. The drilling commenced in January 2021 and was completed in October with up to 12 diamond drill rigs utilized during the campaign. By deposit, a total of 61,000 metres were drilled at Shaft, 49,500 metres at Valley, and 30,000 metres at Lowhee and 10,700 metres at Mosquito. An additional 1,500 metres were drilled at Quesnel River.  The drilling confirmed down dip extensions of mineralized vein corridors and high-grade intercepts within the current mineral resource estimate.

Osisko Development recommenced drilling in the first quarter of 2022 with one diamond drill rig at Lowhee Zone to further delineate vein corridors. A total of 5,037 metres were drilled up to the end of the second quarter of 2022. During the second quarter, Osisko Development announced the final drilling results from the 2021 exploration and category conversion diamond drill program campaign on the Valley and Shaft Zones.

For further details on the exploration drilling results, please refer to Osisko Development's press releases filed on SEDAR (www.sedar.com) and on Osisko Development's website (www.osiskodev.com).

Mineral resource estimate

On May 24, 2022, Osisko Development announced an updated mineral resource estimate for the Cariboo Gold project as part of the preliminary economic assessment. Resource grades have some built-in dilution integrated through the process of modelling of "vein corridors" as opposed to individual veins. Metallurgical testing has shown that the mineralization can be effectively upgraded by flotation and x-ray transmission ore-sorting, owing to the strong association of gold with pyrite. The concentrates can then be processed at the wholly-owned Quesnel River mill. The mineral resource estimate incorporates eight deposit areas; the Shaft and Mosquito Creek deposits on Island Mountain, Cow and Valley deposits on Cow Mountain, and Lowhee, KL, BC Vein and Bonanza Ledge deposits on Barkerville Mountain at a cut-off grade of 2.0 g/t Au. The cut-off grade for Bonanza Ledge is 3.5 g/t Au.

For more information, refer to Osisko Development's NI 43-101 Technical Report entitled "Preliminary Economic Assessment for the Cariboo Gold Project" filed on SEDAR (www.sedar.com) on May 24, 2022 under Osisko Development's profile and refer to the press releases filed on SEDAR (www.sedar.com) and on Osisko Development's website (www.osiskodev.com).

Permitting and Environmental Assessment Process

In July 2021, the province of British Columbia authorized a permit to extract a bulk sample of 10,000 tonnes of mineralized material, the development of a portal and 2,200 metres of drift to access the mineral deposit at Cariboo.

Osisko Development started an environmental assessment process in the spring of 2019 for the Cariboo Gold project.  The project has completed several milestones furthering to obtain the EA Certificate.  The following is a summary of the steps completed and to be completed to obtain the EA Certificate that will grant Osisko Development the right to apply for the permit of the Cariboo Gold project

The following is summary of completed and further steps required towards EA certification:

  Early Engagement - Completed, initial project description and summary of engagement
  EA Readiness Decision - Completed, detailed project description, received notice of consent
  Processing planning - Completed
  Application Development & Review - Application submitted and under review
  Effects of Assessment
  Recommendation
  Decision
  Post Certificate

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Bonanza Ledge Phase II project

While working through the environmental assessment review, permitting process and the 43-101 Report for its Cariboo Gold project, Osisko Development produced approximately 11,674 gold ounces at its Bonanza Ledge Phase II project.

The Bonanza Ledge Phase II project is a small scale and short life project that was put into care and maintenance in early June 2022. The project allowed Osisko Development to facilitate (i) opportunities for managing historical reclamation obligations inherited by the company, (ii) hands on training and commissioning of the company's mining and processing complex for the Cariboo Gold project and (iii) maintain the economic and social benefits for the First Nations partners and communities.

2022 Objectives

Osisko Development intends to focus on the completion of the Cariboo Gold project feasibility study anticipated to be completed by the end of 2022.

San Antonio gold project

The San Antonio gold project is a past-producing oxide copper mine located in Sonora, Mexico. In 2020, following the acquisition of the project, Osisko Development concentrated its efforts in obtaining the required permits and amendments to the permits to perform its activities.

Since Osisko Development's acquisition of the San Antonio project in November 2020, Osisko Development has completed the construction of a leach pad and carbon in column plant at the end of 2021 to process stockpiled mineralized material. The stockpile has a total of 1.1 million tonnes with an average grade of 0.57 g/t Au. Processing of the stockpile began during the fourth quarter of 2021 and as of the date of this MD&A, 680,000 tonnes of mineralized material has been placed and processed on the leach pad.

Permitting

Osisko Development continued the various permitting activities started in 2020. These activities consist of obtaining the permits for the MIA and the change of Use of Land while continuing the work required to complete the environmental baseline study.

Exploration Program

A two phase 45,000-metre drilling campaign was initiated during the second quarter of 2021. The objective of the drill program was to conduct exploration and resource drilling at a spacing of 25 metres and historic drilling validation for the three main target areas; Sapuchi, California and Golfo de Oro.  A total of 27,900 metres were drilled in 177 holes in 2021, representing 62% of the budgeted drill plan.

On June 30, 2022, Osisko Development announced an initial open pit mineral resource estimate for the San Antonio project. The 2022 mineral resource estimate covers a portion of the Sapuchi - Cero Verde trend that encompasses five deposits: Sapuchi, Golfo de Oro, California, Calvario and High Life over approximately 2.8 km along strike, a maximum width of 600 metres to a maximum depth of 300 metres below surface.

For more information, refer to Osisko Development's NI 43-101 Technical Report entitled "Technical Report for the 2022 Mineral Resource Estimates on the San Antonio Project, Sonora, Mexico" filed on SEDAR (www.sedar.com) on July 22, 2022 under Osisko Development's profile and refer to the press releases filed on SEDAR (www.sedar.com) and on Osisko Development's website (www.osiskodev.com).

Stockpile

During the first quarter of 2022, Osisko Development commenced processing its stockpile inventory through sodium cyanide heap leach pads and carbon-in-column processing plant.  As of June 30, 2022, Osisko Development had loaded carbon concentrate ready for refining and realized its first gold sales in July of 2022.

2022 Objectives

Osisko Development will continue to focus its efforts on stockpile processing and continue to advance its current permit applications.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Dividend Reinvestment Plan

Osisko Gold Royalties has a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

During the three and six months ended June 30, 2022, the Company issued respectively 24,415 and 54,344 common shares under the DRIP, at a discount rate of 3%.

As at June 30, 2022, the holders of 7.4 million common shares had elected to participate in the DRIP, representing dividends payable of $0.4 million. Therefore, 32,462 common shares were issued on July 15, 2022 at a discount rate of 3%.

Normal Course Issuer Bid

In December 2021, Osisko Gold Royalties renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2022 NCIB program, Osisko Gold Royalties may acquire up to 16,530,668 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2022 NCIB program are authorized until December 11, 2022. Daily purchases will be limited to 87,264 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2021, being 349,057 common Shares.

During the six months ended June 30, 2022, the Company purchased for cancellation a total of 347,492 common shares for $4.9 million (average acquisition price per share of $14.04) under its 2022 NCIB program.

In July 2022, the Company purchased for cancellation a total of 659,520 common shares for $8.3 million (average acquisition price per share of $12.65) under its 2022 NCIB program.

Gold Market and Currency

Gold Market

The gold price rose more than 6% during the first quarter of 2022 and posted its best quarterly performance since the second quarter of 2020. During the second quarter of 2022, all precious metals dropped back from their March highs. Gold prices were volatile during the second quarter and have fluctuated in the US$167 per ounce range. Gold closed the second quarter of 2022 at US$1,817 per ounce, down US$125 per ounce compared to the closing price of the first quarter of 2022 and relatively stable compared to the close of last year. Gold price averaged US$1,877 per ounce in the first quarter of 2022 and US$1,871 per ounce in the second quarter of 2022, US$54 per ounce higher when compared to the average price of the second quarter of 2021. In July 2022, gold prices weakened below US$1,800 per ounce.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2022 - Q2 (YTD)	$2,039	$1,788	$1,874	$1,817
2021	1,943	1,684	1,799	1,820
2020	2,067	1,474	1,770	1,888
2019	1,545	1,270	1,393	1,515
2018	1,355	1,178	1,268	1,279

In Canadian dollar terms, the average gold price per ounce averaged $2,377 in the first quarter of 2022 and $2,388 in the second quarter of 2022 compared to $2,231 in the second quarter of 2021. The gold price closed the second quarter of 2022 at $2,341 per ounce, down $85 per ounce from March 31, 2022.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Currency

The Canadian dollar traded between 1.2451 and 1.3039 in the second quarter of 2022 to close at 1.2886 compared to 1.2496 on March 31, 2022 and 1.2678 on December 31, 2021. The Canadian dollar averaged 1.2662 in the first quarter of 2022 and 1.2768 in the second quarter of 2022, compared to 1.2282 in the second quarter of 2021. In March, after keeping key interest rates at their lower bound for two years, the Bank of Canada started to tighten its monetary policy and increased its target for the overnight rate by 25 basis points followed by another 50 basis points in April and June to 1.5%, and another 100 points in July 2022 to 2.5%.  Canada's central bank is set to continue raising rates as it tries to fight inflation.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2022 - Q2 (YTD)	1.3039	1.2451	1.2715	1.2886
2021	1.2942	1.2040	1.2535	1.2678
2020	1.4496	1.2718	1.3415	1.2732
2019	1.3600	1.2988	1.3269	1.2988
2018	1.3642	1.2288	1.2957	1.3642

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$

Revenues	63,959	57,941	123,357	124,864
Cost of sales	(15,318)	(10,791)	(26,480)	(31,188)
Depletion and amortization	(12,050)	(11,437)	(24,076)	(23,364)
Gross profit	36,591	35,713	72,801	70,312

Impairment of assets (2)	384	40,479	904	44,879

Operating (loss) income	(290)	(15,898)	6,489	5,183
Net earnings (3)	17,159	(14,759)	17,485	(4,165)
Basic and diluted net earnings per share (3)	0.09	(0.09)	0.10	(0.02)

Total assets	2,923,434	2,410,727	2,923,434	2,410,727
Total long-term debt	305,236	401,954	305,236	401,954

Average selling price of gold (per ounce sold)
In C$ (4)	2,390	2,223	2,385	2,259
In US$	1,873	1,812	1,877	1,814

Operating cash flows	(224)	30,917	23,386	52,241
Dividend per common share	0.055	0.05	0.110	0.10

Weighted average shares outstanding (in thousands)
Basic	185,316	167,895	176,182	167,696
Diluted	185,630	167,895	176,512	167,696

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Including impairment on royalties, streams and other interests, on exploration, evaluation and development assets, and on investments, when applicable.

(3) Attributable to Osisko Gold Royalties Ltd's shareholders.

(4) Using actual exchange rates at the date of transactions.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Overview of Financial Results

Financial Summary - Second Quarter of 2022

  Revenues from royalties and streams of $51.5 million compared to $49.9 million ($57.2 million including offtakes) in Q2 2021;
  Gross profit of $35.9 million from royalties and streams compared to $35.7 million in Q2 2021;
  Revenues from mining activities of $12.4 million (net of intersegment transactions) compared to $0.7 million in Q2 2021, and gross profit of $0.7 million from its Tintic operations compared to nil in Q2 2021;
  Mining operating expenses of $20.6 million on the Bonanza Ledge Phase II and San Antonio projects, compared to nil in Q2 2021;
  Consolidated operating loss of $0.3 million compared to a consolidated operating loss of $15.9 million in Q2 2021;
  Consolidated net earnings attributable to Osisko Gold Royalties' shareholders of $17.2 million or $0.09 per basic and diluted share, compared to a consolidated net loss of $14.8 million or $0.09 per basic and diluted share in Q2 2021;
  Consolidated adjusted loss6  of $4.7 million or $0.03 per basic share6 compared to adjusted earnings of $20.2 million or $0.12 per basic share in Q2 2021; and
  Consolidated cash flows used by operating activities of $0.2 million compared to consolidated cash flows provided by operating activities of $30.9 million in Q2 2021.

Revenues from royalties and streams (excluding offtakes) increased slightly in the second quarter of 2022 compared to the second quarter of 2021, mostly as a result of higher precious metals prices. As a result of the Parral offtake conversion into a stream in April 2021, there are no remaining producing offtake assets in 2022.  Gross profit from the royalties and streams segment amounted to $35.9 million in the second quarter of 2022 compared to $35.7 million in the second quarter of 2021. Cost of sales decreased in 2022 compared to 2021, mostly following the Parral offtake conversion into a stream in April 2021.

Revenues from mining activities are related to the revenues from the sale of gold and silver ounces from the Bonanza Ledge Phase II project as well as the first sales from the Trixie Mine since its acquisition, and are recognized directly in the consolidated statement of income (loss) as a result of the adoption of the amendments of IAS 16 Property, plant and equipment (refer to the Basis of Presentation of Consolidated Financial Statements section of this MD&A for more details). Gross profit from mining activities were $0.7 million for the second quarter of 2022 compared to nil in the second quarter of 2021.

Depletion and amortization expenses increased slightly to $12.1 million in the second quarter of 2022. Depletion from the royalties and streams segment were slightly higher to $11.9 million compared to $11.4 million in the second quarter of 2021 as a result of the mix of sales. Amortization from the mining activities amounted to $0.2 million in the second quarter of 2022 compared to nil in the second quarter of 2021.

For the second quarter of 2022, the Company incurred a consolidated operating loss of $0.3 million, compared to $15.9 million for the second quarter of 2021. In 2022, Osisko Development incurred mining operating expenses of $20.6 million related to the Bonanza Ledge Phase II and San Antonio projects. In 2021, impairment charges of $40.5 million were recorded by Osisko Development.

Consolidated G&A expenses increased in the second quarter of 2022 as a result of the increased activities at Osisko Development, including the acquisition of Tintic. Consolidated G&A expenses amounted to $14.9 million in the second quarter of 2022 compared to $9.2 million in the second quarter of 2021. G&A expenses from the royalties and streams segment decreased in the second quarter of 2022 at $4.9 million compared to $5.4 million in the second quarter of 2021 as a result of a decrease in share-based compensation. G&A expenses from the exploration and development segment amounted to $9.9 million compared to $3.8 million in the second quarter of 2021 due to increased activities in 2022 and transaction fees amounting to approximately $2.7 million related to the acquisition of Tintic.

Business development expenses, related exclusively to the royalty and stream segment, increased slightly to $1.3 million in the second quarter of 2022 from $1.1 million in the second quarter of 2021 as a result of increased activities.

In the second quarter of 2022, Osisko Development incurred mining operating expenses of $20.6 million on the Bonanza Ledge Phase II and San Antonio projects, compared to nil in the second quarter of 2021.

6  "Adjusted earnings (loss)" and "Adjusted earnings (loss) per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

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Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

In the second quarter of 2022, the Company generated consolidated net earnings attributable to Osisko's shareholders of $17.2 million, compared to a consolidated net loss of $14.8 million in the second quarter of 2021. The improvement is mainly due to a gain on foreign exchange and other non-cash gains in 2022. In 2021, an impairment charge of $40.5 million was recorded by Osisko Development and in 2022, Osisko Development incurred other mining expenses of $20.6 million.

Consolidated adjusted loss was $4.7 million in the second quarter of 2022, compared to $20.2 million in the second quarter of 2021, mainly as a result of other operating mining expenses and higher G&A expense. Adjusted earnings for the royalties and streams segment amounted to $25.7 million in the second quarter of 2022 compared to $23.9 million in the second quarter of 2021. The adjusted loss for the mining exploration and development segment amounted to $30.4 million in the second quarter of 2022 compared to $3.7 million in the second quarter of 2021, mainly as a result of other operating mining expenses of $20.6 million and increased G&A expense. Details of adjusted earnings (loss) per segment is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Consolidated net cash flows used by operating activities in the second quarter of 2022 was $0.2 million compared to $30.9 million in the second quarter of 2021. Net cash flows provided by operating activities of the royalties and streams segment were $35.0 million in the second quarter of 2022 compared to $37.3 million in the second quarter of 2021. Net cash flows used by operating activities for the mining exploration and development segment were $35.2 million in the second quarter of 2022 compared to $6.4 million in the second quarter of 2021, as a result of other operating mining activities and increased activities. Details on cash flows per segment is provided in the Segment Disclosure section of this MD&A.

Financial Summary - First semester of 2022

  Revenues from royalties and streams of $102.2 million compared to $98.9 million ($124.2 million including offtakes) in the first semester of 2021;

  Gross profit of $72.1 million from royalties and streams compared to $70.3 million in the first semester of 2021;

  Revenues from mining activities of $21.1 million (net of intersegment transactions) compared to $0.7 million in the first semester of 2021, and gross profit of $0.7 million from its Tintic operations compared to nil in the first semester of 2021;

  Mining operating expenses of $35.8 million on the Bonanza Ledge Phase II and San Antonio projects, compared to nil in the first semester of 2021;

  Consolidated operating income of $6.5 million compared to $5.2 million in the first semester of 2021;

  Consolidated net earnings attributable to Osisko Gold Royalties' shareholders of $17.5 million or $0.10 per basic and diluted share, compared to a consolidated net loss of $4.2 million or $0.02 per basic and diluted share in the first semester of 2021;

  Consolidated adjusted loss7  of $0.4 million or $0.00 per basic share6 compared to adjusted earnings of $38.1 million or $0.23 per basic share in the first semester of 2021; and

  Consolidated cash flows provided by operating activities of $23.4 million compared to $52.2 million in the first semester of 2021.

Revenues from royalties and streams (excluding offtakes) increased slightly in the first semester of 2022 compared to the first semester of 2021, mostly as a result of higher precious metals prices. As a result of the Parral offtake conversion into a stream in April 2021, there are no remaining producing offtake assets in 2022.  Gross profit from the royalties and streams segment amounted to $72.1 million in the first semester of 2022 compared to $70.3 million in the first semester of 2021. Cost of sales decreased in 2022 compared to 2021, mostly following the Parral offtake conversion into a stream in April 2021.

Revenues from mining activities are related to the revenues from the sale of gold and silver ounces from the Bonanza Ledge Phase II project as well as the first sales from the Trixie Mine since its acquisition, and are recognized directly in the consolidated statement of income (loss) as a result of the adoption of the amendments of IAS 16 Property, plant and equipment (refer to the Basis of Presentation of Consolidated Financial Statements section of this MD&A for more details). Gross profit from mining activities were $0.7 million for the first semester of 2022 compared to nil in 2021.

Depletion and amortization expenses increased slightly to $24.1 million in the first semester of 2022. Depletion from the royalties and streams segment were slightly lower to $23.1 million compared to $23.4 million in the first semester of 2021 as a result of the mix of sales. Amortization from the mining activities amounted to $0.9 million in the first semester of 2022 compared to nil in the first semester of 2021.

7  "Adjusted earnings (loss)" and "Adjusted earnings (loss) per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

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Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

For the first semester of 2022, the Company generated a consolidated operating income of $6.5 million, compared to a $5.2 million for the first semester of 2021. In 2022, Osisko Development incurred mining operating expenses of $35.8 million related to the Bonanza Ledge Phase II and San Antonio projects. In 2021, impairment charges of $42.8 million were recorded.

Consolidated G&A expenses increased in the first semester of 2022 as a result of the increased activities at Osisko Development. Consolidated G&A expenses amounted to $27.5 million in the first semester of 2022 compared to $19.1 million in the first semester of 2021. G&A expenses from the royalties and streams segment decreased in the first semester of 2022 at $9.8 million compared to $10.4 million in the first semester of 2021 as a result of a decrease in share-based compensation. G&A expenses from the exploration and development segment amounted to $17.7 million compared to $8.7 million in the first semester of 2021 due to increased activities in 2022 and transaction fees amounting to approximately $4.7 million related to the acquisition of Tintic.

Business development expenses increased to $2.7 million in the first semester of 2022 from $2.1 million in the first semester of 2021 as a result of increased activities.

In the first semester of 2022, Osisko Development incurred mining operating expenses of $35.8 million on the Bonanza Ledge Phase II and San Antonio projects, compared to nil in the first semester of 2021.

In the first semester of 2022, the Company generated consolidated net earnings attributable to Osisko's shareholders of $17.5 million, compared to a consolidated net loss of $4.2 million in the first semester of 2021. The improvement is mainly due to a gain on foreign exchange and other non-cash gains in 2022. In 2021, an impairment charge of $40.5 million was recorded by Osisko Development and in 2022, Osisko Development incurred other mining expenses of $35.8 million.

Consolidated adjusted loss was $0.4 million in the first semester of 2022, compared to adjusted earnings of $38.1 million in the first semester of 2021, mainly as a result of the other operating mining expenses and higher G&A expenses. Adjusted earnings for the royalties and streams segment amounted to $50.6 million in the first semester of 2022 compared to $47.3 million in the first semester of 2021, mostly as a result of a higher gross profit. The adjusted loss for the mining exploration and development segment amounted to $51.0 million in the first semester of 2022 compared to $9.2 million in the first semester of 2021, as a result of other operating mining expenses of $35.8 million and increased G&A expenses. Details of adjusted earnings (loss) per segment is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Consolidated net cash flows provided by operating activities in the first semester of 2022 was $23.4 million compared to $52.2 million in the first semester of 2021. Net cash flows provided by operating activities of the royalties and streams segment were $75.5 million in the first semester of 2022 compared to $74.1 million in the first semester of 2021. Net cash flows used by operating activities for the mining exploration and development segment were $52.1 million in the first semester of 2022 compared to $16.1 million in the first semester of 2021, as a result of other operating mining activities and increased activities. Details on cash flows per segment is provided in the Segment Disclosure section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the three and six months ended June 30, 2022 and 2021 (in thousands of dollars, except amounts per share):

		Three months ended June 30,		Six months ended June 30,
		2022	2021	2022	2021
		$	$	$	$

Revenues	(a)	63,959	57,941	123,357	124,864

Cost of sales	(b)	(15,318)	(10,791)	(26,480)	(31,188)
Depletion and amortization	(c)	(12,050)	(11,437)	(24,076)	(23,364)
Gross profit	(d)	36,591	35,713	72,801	70,312

Other operating expenses
General and administrative	(e)	(14,875)	(9,171)	(27,519)	(19,077)
Business development	(f)	(1,260)	(1,118)	(2,681)	(2,105)
Exploration and evaluation		(144)	(843)	(264)	(1,180)
Mining operating expenses	(g)	(20,602)	-	(35,848)	-
Impairment of assets	(h)	-	(40,479)	-	(42,767)

Operating (loss) income		(290)	(15,898)	6,489	5,183

Other revenues (expenses), net	(i)	27,052	(5,174)	20,106	(13,078)

Earnings (loss) before income taxes		26,762	(21,072)	26,595	(7,895)

Income tax expense	(j)	(10,190)	(3,991)	(15,552)	(7,405)

Net earnings (loss)		16,572	(25,063)	11,043	(15,300)

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders		17,159	(14,759)	17,485	(4,165)
Non-controlling interests		(587)	(10,304)	(6,442)	(11,135)

Net earnings (loss) per share
Basic and diluted		0.09	(0.09)	0.10	(0.02)

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

(a) Revenues are comprised of the following:

Royalties and streams segment

	Three months ended June 30,
	2022			2021
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,390	12,892	30,811	2,223	16,387	36,434
Silver sold	28	337,402	9,438	32	415,457	13,420
Diamonds sold(i)	159	44,145	7,073	104	42,147	4,366
Other (paid in cash)	-	-	4,223	-	-	3,026
			51,545			57,246

(i) The diamonds were sold by an agent for Osisko for a blended selling price of $159 (US$124) per carat in the second quarter of 2022. The average selling price includes 7,489 incidental carats sold outside of the run of mine sales at an average price of $41 (US$32) per carat. Excluding the incidental carats, 36,657 carats were sold at an average price of $183 (US$143) per carat in the second quarter of 2022.

	Six months ended June 30,
	2022			2021
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,385	25,419	60,633	2,259	33,125	74,829
Silver sold	29	606,462	17,769	33	1,032,092	33,802
Diamonds sold(i)	170	83,421	14,382	99	84,861	8,361
Other (paid in cash)	-	-	9,450	-	-	7,177
			102,234			124,169

(i) The diamonds were sold by an agent for Osisko for a blended selling price of $170 (US$133) per carat in the first semester of 2022. The average selling price includes 14,286 incidental carats sold outside of the run of mine sales at an average price of $45 (US$36) per carat. Excluding the incidental carats, 69,135 carats were sold at an average price of $196 (US$153) per carat in the first semester of 2022.

The decrease in gold and silver ounces sold in 2022 is mainly the result of the conversion of the Parral offtake agreement into a stream in April 2021.

Mining exploration and development segment

Sales from the mining exploration and development segment for the three and six months ended June 30, 2022 amounted to $12.4 million and $21.1 million (net of intersergment transactions), respectively. In 2021, sales of $0.7 million were recorded for the three and six months ended June 30, 2021. Sales were mostly related to gold and silver produced from the Bonanza Ledge Phase II project, in addition to the first sales realized from the Trixie Mine since the acquisition of Tintic by Osisko Development on May 27, 2022.

(b) For the three and six months ended June 30, 2022, cost of sales are comprised of $3.8 million and $6.9 million from the royalties and streams segment ($10.1 million and $30.5 million for the three and six months ended June 30, 2021) and $11.6 million and $19.5 million from the mining exploration and development segment ($0.7 million for the three and six months ended June 30, 2021).

Costs of sales from the royalties and streams segment represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The decrease in 2022 is mainly the result of the conversion of the Parral offtake into a stream in April 2021.

Costs of sales from the mining exploration and development segment are related to the ounces sold from the Bonanza Ledge Phase II project and the Trixie Mine, both operated by Osisko Development.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The depletion expense for the three and six months ended June 30, 2022 amounted to $11.9 million and $23.1 million, compared to $11.4 million and $23.4 million for the three and six months ended June 30, 2021. The variation in 2022 is mostly due to the mix of sales during the periods.

The remaining balance of depletion and amortization for the three and six months ended June 30, 2022 of $0.2 million and $0.9 million is related to the gold and silver ounces sold from the Bonanza Ledge Phase II project and the Trixie Mine, both operated by Osisko Development.

(d) The breakdown of cash margin8  and gross profit per type of interest is as follows (in thousands of dollars):

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$

Royalty interests
Revenues	34,583	36,437	69,572	71,348
Less: cost of sales (excluding depletion)	(188)	(119)	(282)	(293)
Cash margin (in dollars)	34,395	36,318	69,290	71,055

Depletion	(6,202)	(7,015)	(13,057)	(14,004)
Gross profit	28,193	29,303	56,233	57,051

Stream interests
Revenues	16,962	13,470	32,662	27,556
Less: cost of sales (excluding depletion)	(3,568)	(2,873)	(6,655)	(5,857)
Cash margin (in dollars)	13,394	10,597	26,007	21,699

Depletion	(5,649)	(4,343)	(10,092)	(9,092)
Gross profit	7,745	6,254	15,915	12,607

Royalty and stream interests Total cash margin (in dollars)	47,789	46,915	95,297	92,754
Divided by: total revenues	51,545	49,907	102,234	98,904
Cash margin (in percentage of revenues)	92.7%	94.0%	93.2%	93.8%

Offtake interests
Revenues	-	7,339	-	25,265
Less: cost of sales (excluding depletion)	-	(7,104)	-	(24,343)
Cash margin (in dollars)	-	235	-	922
Cash margin (in percentage of revenues)	-%	3.2%	-%	3.6%

Depletion	-	(79)	-	(268)
Gross profit	-	156	-	654

Mining activities (Osisko Development)
Revenues	12,414	695	21,123	695
Less: cost of sales (including amortization)	(11,761)	(695)	(20,470)	(695)
Gross profit	653	-	653	-

Total - Gross profit	36,591	35,713	72,801	70,312

8 Cash margin is a non-IFRS financial performance measure for the royalties and streams segment which has no standard definition under IFRS. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

(e) Consolidated G&A expenses increased in the second quarter and first semester of 2022 as a result of the increased activities at Osisko Development as well as transaction fees related to the Tintic acquisition.

Consolidated G&A expenses amounted to $14.9 million in the second quarter of 2022 compared to $9.2 million in the second quarter of 2021. G&A expenses from the royalties and streams segment decreased slightly in the second quarter of 2022 at $4.9 million compared to $5.4 million in the second quarter of 2021 due to lower share-based compensation. G&A expenses from the mining exploration and development segment amounted to $9.9 million compared to $3.8 million in the second quarter of 2021 due to increased activities in 2022 and transaction fees of $2.7 million related to the Tintic acquisition.

Consolidated G&A expenses amounted to $27.5 million in the first semester of 2022 compared to $19.1 million in the first semester of 2021. G&A expenses from the royalties and streams segment decreased slightly in the first semester of 2022 at $9.8 million compared to $10.4 million in the first semester of 2021 due to lower share-based compensation. G&A expenses from the mining exploration and development segment amounted to $17.7 million compared to $8.7 million in the first semester of 2021 due to increased activities in 2022 and transaction fees of $4.7 million related to the Tintic acquisition.

(f) Business development expenses, which are exclusively related to the royalties and streams segment, increased to $1.3 million in the second quarter of 2022 from $1.1 million in the corresponding period of 2021, and increased to $2.7 million in the first semester of 2022 from $2.1 million in the first semester of 2021. The increase is mainly due to additional professional fees related to potential royalty and stream acquisitions.

(g) In the second quarter of 2022 and the first semester of 2022, Osisko Development incurred mining operating expenses of $20.6 million and $35.8 million, respectively, on the Bonanza Ledge Phase II and San Antonio projects, compared to nil in the corresponding periods of 2021.

(h) In the second quarter of 2021, the Company recorded an impairment charge of $4.4 million on the ore in stockpiles (San Antonio project, operated by Osisko Development) to reduce its net book value to its net realizable value following a decrease in the gold price.

Also during the second quarter of 2021, the Company recorded an impairment charge of $36.1 million on the Bonanza Ledge Phase 2 project, operated by Osisko Development.

(i) Other revenues, net of $27.1 million in the second quarter of 2022 include a gain of the variation of the fair value of financial assets and liabilities at fair value through the statement of income (loss) of $12.1 million, a gain on the deemed disposal of an associate of $11.9 million, a gain on foreign exchange of $9.4 million and interest income of $2.3 million, partially offset by finance costs of $7.3 million.

Other expenses, net of $5.2 million in the second quarter of 2021 include finance costs of $5.9 million, a share of loss of associate of $1.9 million, a foreign exchange loss of $0.4 million and a net loss on investments of $1.6 million, partially offset by a flow-through shares premium income of $2.8 million and interest income of $1.3 million.

Other revenues, net of $20.1 million in the first semester of 2022 include a gain of the variation of the fair value of financial assets and liabilities at fair value through the statement of income (loss) of $3.9 million, a gain on the deemed disposal of an associate of $11.9 million, a gain on foreign exchange of $10.6 million and interest income of $3.5 million, partially offset by finance costs of $13.7 million.

Other expenses, net of $13.1 million in the first semester of 2021 include finance costs of $12.0 million, a share of loss of associate of $1.9 million, a foreign exchange loss of $1.5 million and a net loss on investments of $3.8 million, partially offset by a flow-through shares premium income of $3.3 million and interest income of $2.7 million.

(j) The effective income tax rate for the second quarter of 2022 is 38.1% compared to (18.9%) in the second quarter of 2021. The effective income tax rate for the first semester of 2022 is 58.5% compared to (93.8%) in the first semester of 2021. The statutory rate is 26.5% in 2022 and 2021. The elements that impacted the effective income tax rates are the benefit of losses not recognized and revenues taxable at lower rates. In 2021, the recognition of previously unrecognized non-capital losses also impacted the income tax rates. Cash taxes of $0.5 million and $0.7 million were paid during the three and six months ended June 30, 2022, respectively ($0.5 million and $0.6 million for the three and six months ended June 30, 2021, respectively) and were related to taxes on royalties earned in foreign jurisdictions.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Liquidity and Capital Resources

As at June 30, 2022, the Company's consolidated cash position amounted to $449.3 million compared to $115.7 million as at December 31, 2021. Cash held by Osisko Gold Royalties amounted to $313.0 million and cash held by Osisko Development amounted to $136.3 million at the end of the second quarter of 2022. Significant variations in the liquidity and capital resources in the first six months of 2022 are explained under the Cash Flows section of this MD&A.

Osisko Gold Royalties financing

Bought deal financing

On March 31, 2022, Osisko closed a bought deal financing with a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters purchased, on a bought deal basis, an aggregate of 18,600,000 common shares of Osisko (the "Common Shares") at an offering price of US$13.45 per Common Share (the "Offering Price") for total gross proceeds to the Company of US$250.2 million ($312.0 million) (the "Offering"). Transaction fees amounted to $13.9 million ($10.2 million net of income taxes of $3.7 million), including the 4% commission fee paid to the Underwriters. The Company plans to use the net proceeds from the Offering for general corporate purposes, including funding resource royalty and stream acquisitions, the potential repayment, from time to time, of amounts drawn under the Company's revolving credit facility and other corporate development opportunities.

Osisko Development financings

Bought deal private placement

On March 2, 2022, Osisko Development completed its previously announced bought deal brokered private placement of an aggregate of (i) 13,732,900 ODV Subscription Receipts and (ii) 9,525,850 ODV Units (together with the ODV Subscription Receipts, the "Offered Securities") at a price of $4.45 per Offered Security, for aggregate gross proceeds of approximately $103.5 million (the "ODV Bought Deal Private Placement"), including the full exercise of the underwriters' option. Each ODV Unit is comprised of one common share of the company (each, an "ODV Common Share") and one common share purchase warrant (each, an "ODV Warrant"), with each ODV Warrant entitling the holder thereof to purchase one additional ODV Common Share at a price of $7.60 per ODV Common Share for a period of 60 months following the date hereof. Each ODV Subscription Receipt entitled the holder thereof to receive one ODV Unit, upon the satisfaction of the Bought Deal Escrow Release Conditions, which were met in May 2022. In consideration for their services, the underwriters were paid a cash commission equal to 5% of the gross proceeds of the ODV Bought Deal Private Placement (other than in respect of subscribers on the President's List for which no commission was paid).

Osisko Development intends to use the net proceeds of the ODV Bought Deal Private Placement to advance the development of the company's mineral assets, including the Cariboo gold project, the San Antonio gold project, properties held by Tintic and for general corporate purposes.

Non-brokered private placement

On March 4, 2022, Osisko Development closed the first tranche of its previously announced non-brokered private placement (the "ODV Non-brokered Private Placement"), pursuant to which a total of 24,215,099 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for gross proceeds of approximately US$84.8 million ($108.1 million). On March 29, 2022, Osisko Development closed the second tranche of the ODV Non-brokered Private Placement pursuant to which an additional 9,365,689 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for additional gross proceeds of approximately US$32.8 million ($41.0 million). On April 21, 2022, Osisko Development closed the third tranche of the ODV Non-brokered Private Placement pursuant to which an additional 512,980 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for additional gross proceeds of approximately US$1.8 million ($2.2 million).

Each ODV Subscription Receipt entitled the holder thereof to receive one ODV Unit, upon the satisfaction of the Non-brokered Private Placement Escrow Release Conditions, which were met in May 2022. Each ODV Unit is comprised of one ODV Common Share and one ODV Warrant, with each ODV Warrant entitling the holder thereof to purchase one additional ODV Common Share at a price of US$6.00 per ODV Common Share for a period of five years following the date of issue. These warrants include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the "fixed for fixed" requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. Their value was estimated at $39.8 million using the Black-Scholes model and is presented as a non-current liability under provision and other liabilities on the consolidated balance sheets. The liability is revalued at its estimated fair value using the Black-Scholes model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of income (loss) under other gains (losses), net. All securities issued under the ODV Non-brokered Private Placement are subject to a hold period expiring four months and one day from the closing date.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Share consolidation

In May 2022, Osisko Development completed a consolidation of its common shares, on a three for one basis (3:1).

Credit facility

An amount of $550.0 million is available under the credit facility (the "Facility"), with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $650.0 million). The Facility has a maturity date of July 30, 2025.

The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets from the royalty, stream and other interests segment (which exclude the assets held by Osisko Development and its subsidiaries).

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, London Inter-Bank Offer Rate ("LIBOR") or a comparable or successor rate, plus an applicable margin depending on the Company's leverage ratio. In April 2022, the amounts outstanding under the Facility ($113.1 million) were repaid and, as such, the Facility was not drawn on June 30, 2022.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements.  As at June 30, 2022, all such ratios and requirements were met.

Cash Flows

The following table summarizes the cash flows for the three and six months ended June 30, 2022 and 2021 (in thousands of dollars):

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Cash flows
Operations	15,957	35,318	38,580	71,570
Working capital items	(16,181)	(4,401)	(15,194)	(19,329)
Operating activities	(224)	30,917	23,386	52,241
Investing activities	(95,186)	(89,841)	(107,458)	(119,620)
Financing activities	84,520	(5,260)	407,185	22,842
Effects of exchange rate changes on cash	10,723	(1,483)	10,472	(3,024)
(Decrease) increase in cash	(167)	(65,667)	333,585	(47,561)
Cash - beginning of period	449,450	320,630	115,698	302,524
Cash - end of period	449,283	254,963	449,283	254,963

Additional details on cash flows per segment is provided in the Segment Disclosure section of this MD&A.

Operating Activities

Second quarter of 2022

Consolidated cash flows used in operating activities in the second quarter of 2022 amounted to $0.2 million compared to cash flows provided by operating activities of $30.9 million in the second quarter of 2021.  In the second quarter of 2022, the royalties and streams segment generated operating cash flows of $35.0 million, compared to $37.3 million in the second quarter of 2021, which was partially offset by net cash flows used by operating activities of $35.2 million from the mining exploration and development segment, compared to $6.4 million in the second quarter of 2021, mainly as a result of other mining operating expenses of $20.6 million and increased activities.

First semester of 2022

Consolidated cash flows provided by operating activities in the first semester of 2022 amounted to $23.4 million compared to $52.2 million in the first semester of 2021.  In the first semester of 2022, the royalties and streams segment generated $75.5 million, compared to $74.1 million in the corresponding period of 2021, which was partially offset by net cash flows used by operating activities of $52.1 million from the mining exploration, evaluation and development segment, compared to $16.1 million in the corresponding period of 2021, mainly as a result of other mining operating expenses of $35.8 million and increased activities.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Investing Activities

Second quarter of 2022

Consolidated cash flows used in investing activities amounted to $95.2 million in the second quarter of 2022 compared to $89.8 million in the second quarter of 2021.

In the second quarter of 2022, Osisko Gold Royalties received a payment of $3.0 million for a note receivable from an associate. Osisko Development (mining exploration and development segment) disbursed $62.2 million to acquire Tintic in May 2022. Osisko Development also invested $21.0 million in mining assets, plant and equipment during the same period, mostly on the San Antonio gold project and the Cariboo gold property and disbursed $13.4 million in reclamation deposits for environmental rehabilitation related to the Cariboo gold project.

In the second quarter of 2021, Osisko invested $39.1 million in royalty interests, acquired investments for $4.0 million and received proceeds of $8.3 million from the sale of investments. Osisko Development and its subsidiaries (mining exploration and development segment) invested $55.1 million in mining assets, plant and equipment, mostly on the Cariboo gold property, the Bonanza Ledge Phase 2 project and the San Antonio gold project.

First semester of 2022

Consolidated cash flows used in investing activities amounted to $107.5 million in the first semester of 2022 compared to $119.6 million in the first semester of 2021.

In the first semester of 2022, Osisko Gold Royalties received a payment of $3.0 million for a note receivable from an associate, invested $9.3 million in royalty interests (including $6.5 million to increase its NSR royalty on the Pine Point project and acquired investments for $11.1 million (including reinvestments of the net proceeds from the Renard diamond stream of $5.2 million)). Osisko Development (mining exploration and development segment) disbursed $62.2 million to acquire Tintic in May 2022. Osisko Development also invested $34.0 million in mining assets, plant and equipment during the same period, mostly on the San Antonio gold project and the Cariboo gold property and disbursed $13.4 million in reclamation deposits for environmental rehabilitation related to the Cariboo gold project.

In the first semester of 2021, Osisko invested $42.9 million in royalty interests, acquired investments for $13.8 million and received proceeds of $28.1 million from the sale of investments. Osisko Development and its subsidiaries (mining exploration and development segment) invested $90.9 million in mining assets, plant and equipment, mostly on the Cariboo gold property, the Bonanza Ledge Phase 2 project and the San Antonio gold project.

Financing Activities

Second quarter of 2022

During the second quarter of 2022, consolidated cash flows provided by financing activities amounted to $84.5 million compared to cash flows used in financing activities of $5.3 million in the second quarter of 2021.

Osisko paid $9.8 million in dividends to its shareholders and repaid the amounts outstanding under its revolving credit facility for $113.1 million. Investments from minority shareholders in Osisko Development amounted to $208.0 million, net of share issue costs, mostly from the closing of a bought deal private placement and a non-brokered private placement.

During the second quarter of 2021, Osisko paid $7.9 million in dividends to its shareholders and $3.5 million in income taxes on the settlement of restricted and deferred shares units. Osisko also received proceeds from the exercise of share options and the share purchase plan for $8.1 million.

First semester of 2022

During the first semester of 2022, consolidated cash flows provided by financing activities amounted to $407.2 million compared to $22.8 million in the first semester of 2021.

In the first quarter of 2022, Osisko completed a bought deal public offering of 18,600,000 common shares at a price of US$13.45 per common share for total gross proceeds of US$250.2 million ($312.0 million). Transactions costs paid during the first quarter of 2022 amounted to $12.9 million and $1.1 million in the second quarter of 2022, including the commission of 4% paid to the Underwriters. Osisko also paid $18.5 million in dividends to its shareholders and repaid the amounts outstanding under its revolving credit facility for $113.1 million. Osisko also acquired common shares under its NCIB program for $4.9 million.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

During the first semester of 2022, investments from minority shareholders in Osisko Development amounted to $248.3 million, net of share issue costs, mostly from the closing of a bought deal private placement and a non-brokered private placement. Capital payments on lease liabilities amounted to $6.3 million, mostly from Osisko Development.

During the first semester of 2021, Osisko repaid a $50.0 million convertible debenture, and drew its credit facility by the same amount, therefore reducing the interest rate payable on the debt. Osisko paid $15.7 million in dividends to its shareholders and purchased for cancellation a total of 347,400 common shares under its 2021 NCIB program for $4.5 million (average acquisition price per share of $12.85). Osisko also received proceeds from the exercise of share options and the share purchase plan for $13.1 million.

2022 Guidance and 5-Year Outlook

2022 Guidance

Osisko's 2022 guidance on royalty and stream interests is largely based on publicly available forecasts from our operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

GEOs(i) earned and cash margin by interest are estimated as follows for 2022:

	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)

Royalty interests	60,300	63,600	99.6%
Stream interests	29,700	31,400	79.6%
	90,000	95,000	92.5%

(i) GEOs from royalty and stream interests held on assets owned and operated by Osisko Development are included in the guidance. These GEOs are not recognized on a consolidated basis since they are cancelled on consolidation.

For the 2022 guidance, deliveries of silver and cash royalties have been converted to GEOs using commodity prices of US$1,800 per ounce of gold, US$23.50 per ounce of silver and an exchange rate (US$/C$) of 1.26. GEOs from the Renard diamond stream were converted to GEOs using a price of US$110 per carat for the period commencing on May 1, 2022 because, prior to such date, Osisko has committed to reinvest the net proceeds from the stream through a bridge loan facility provided to the operator.

5-Year Outlook

Osisko expects its portfolio to generate between 130,000 and 140,000 GEOs in 2026. The outlook assumes the commencement of production at the San Antonio, Cariboo, Windfall and Back Forty projects amongst others. It also assumes that Mantos will have reached its nameplate capacity following the recent expansion of its activities, as well as increased production from certain other operators that have announced planned expansions.

Beyond this substantial growth profile, Osisko owns several other growth assets, including Hermosa, Pine Point, Spring Valley, Horne 5, Casino, Copperwood/White Pine, Amulsar and others, which have not been factored in the current 5-year outlook, as their timelines are less clear. As the operators provide further clarity on these assets, the Company will seek to include them in our long-term outlook.

This 5-year outlook is based on publicly available forecasts from our operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate. The commodity price assumptions that were used in the 5-year outlook are based on current long-term consensus and a gold/silver price ratio of 75:1.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2022		2021				2020
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

GEOs(2)	22,243	18,251	19,830	20,032	20,178	19,960	18,829	16,739
Cash	449,283	449,450	115,698	151,945	254,963	320,630	302,524	160,705
Short-term investments	-	2,960	-	-	3,408	3,458	3,501	21,568
Working capital	153,297	137,769	(193,350)	117,947	236,320	300,876	225,643	110,333
Total assets	2,923,434	2,892,715	2,370,622	2,390,325	2,410,727	2,435,861	2,397,104	2,200,070
Total long-term debt	305,236	414,361	410,435	405,306	401,954	401,266	400,429	421,590
Equity	2,375,745	2,086,419	1,780,061	1,811,600	1,842,230	1,875,729	1,841,032	1,638,178
Revenues (3)	63,959	59,398	53,266	54,022	57,941	66,923	213,630	55,707
Net cash flows from operating activities	(224)	23,597	12,771	41,083	30,917	21,324	32,633	36,123
Impairment of assets, net of income taxes	384	520	(40,308)	(33,320)	(40,479)	(3,794)	(3,600)	(1,281)
Net earnings (loss) (4)	17,159	326	(21,184)	1,795	(14,759)	10,594	4,632	12,514
Basic and diluted net earnings (loss) per share(4)	0.09	0.00	(0.13)	0.01	(0.09)	0.06	0.03	0.08
Weighted average shares outstanding (000's)
- Basic	185,316	166,926	166,807	167,924	167,895	167,253	166,093	166,110
- Diluted	185,630	167,278	166,807	168,220	167,895	167,711	166,321	166,397
Share price - TSX - closing	12.98	16.49	15.48	14.23	16.99	13.84	16.13	15.75
Share price - NYSE - closing	10.10	13.19	12.25	11.23	13.70	11.02	12.68	11.83
Warrant price - TSX - closing
OR.WT	-	-	0.015	0.04	0.15	0.21	0.32	0.34
Debenture price - TSX - closing(5)
OR.DB	99.50	101.08	101.00	100.94	104.04	100.75	106.00	104.00
Price of gold (average US$)	1,871	1,877	1,796	1,794	1,816	1,794	1,874	1,909
Closing exchange rate(6) (US$/Can$)
	1.2886	1.2496	1.2678	1.2741	1.2394	1.2575	1.2732	1.3339

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Excluding GEOs from the Renard diamond stream in the first quarter of 2022, the year 2021 and in the fourth quarter of 2020.

(3) The 2021 figures were adjusted following the adoption of the amendments to IAS 16 Property Plant and Equipment on January 1, 2022.

(4) Attributable to Osisko Gold Royalties Ltd's shareholders.

(5) Osisko 4% convertible debentures is presented by tranche of nominal value of $100.00.

(6) Bank of Canada Daily Rate.

During the second quarter of 2022, Osisko Development closed equity financings for an aggregate $208.0 million, net of issue costs.

During the first quarter of 2022, Osisko Gold Royalties closed a US$250.2 million equity bought-deal. During the same period, Osisko Development closed a bought deal brokered private placement and issued an aggregate 9,525,850 ODV Units for gross proceeds of approximately $42.4 million.

During the fourth quarter of 2021, Osisko Development incurred an impairment charge of $42.7 million ($34.5 million, net of income taxes) on exploration and evaluation properties, including the James Bay properties and the Coulon zinc project in Canada.

During the second and third quarters of 2021, Osisko Development incurred impairment charges of $36.1 million and $22.3 million, respectively, on its Bonanza Ledge Phase II project. During the first quarter of 2021, Osisko Development completed a flow-through equity financing for gross proceeds of $33.6 million.

During the fourth quarter of 2020, Osisko Development completed two financings for gross proceeds of $140.3 million. In addition, Osisko Development received gross proceeds of $73.9 million in 2020 from a private placement closed in 2021.

During the third quarter of 2020, the Company acquired the San Antonio gold project in Mexico for US$42.0 million, including US$30.0 million paid in cash and US$12.0 million paid in shares.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Segment Disclosure

The chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metals and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. The assets, liabilities, revenues, expenses and cash flows of Osisko and its subsidiaries, other than Osisko Development and its subsidiaries, are attributable to the precious metals and other royalties, streams and other interests operating segment. The assets, liabilities, revenues, expenses and cash flows of Osisko Development and its subsidiaries are attributable to the exploration, evaluation and development of mining projects operating segment.

The following tables present the main assets, liabilities, revenues, expenses and cash flows per operating segment (in thousands of dollars):

	As at June 30, 2022 and December 31, 2021
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$

Assets and liabilities

As at June 30, 2022

Cash	312,981	136,302	-	449,283
Current assets	326,783	183,523	(228)	510,078
Investments in associates and other investments	195,841	43,984	-	239,825
Royalty, stream and other interests	1,241,531	-	(93,049)	1,148,482
Mining interests and plant and equipment	7,457	764,074	65,175	836,706
Exploration and evaluation assets	-	42,758	-	42,758
Goodwill	111,204	-	-	111,204

Total assets	1,884,346	1,067,190	(28,102)	2,923,434

Total liabilities (excluding long-term debt)	96,049	174,506	(28,102)	242,453

Long-term debt	296,529	8,707	-	305,236

As at December 31, 2021

Cash	82,291	33,407	-	115,698
Current assets	91,594	61,422	(90)	152,926
Investments in associates and other investments	231,884	62,480	-	294,364
Royalty, stream and other interests	1,247,489	-	(92,688)	1,154,801
Mining interests and plant and equipment	7,991	559,332	68,332	635,655
Exploration and evaluation assets	-	3,635	-	3,635
Goodwill	111,204	-	-	111,204

Total assets	1,691,958	703,110	(24,446)	2,370,622

Total liabilities (excluding long-term debt)	89,416	115,156	(24,446)	180,126

Long-term debt	406,671	3,764	-	410,435

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries.

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are reclassified on consolidation.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

	For the three and six months ended June 30, 2022
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$
Revenues, expenses and cash flows

For the three months ended June 30, 2022

Revenues	51,545	12,862	(448)	63,959
Gross profit	35,938	653	-	36,591
Operating expenses (G&A, bus. dev and exploration)	(6,200)	(10,079)	-	(16,279)
Mining operating expenses	-	(20,602)	-	(20,602)
Impairments	-	-	-	-
Net earnings (loss)	18,059	(1,487)	-	16,572

Cash flows from operating activities
Before working capital items	40,870	(24,913)	-	15,957
Working capital items	(5,905)	(10, 276)	-	(16,181)
After working capital items	34,965	(35,189)	-	(224)
Cash flows from investing activities	2,573	(97,759)	-	(95,186)
Cash flows from financing activities	(125,705)	210,225	-	84,520

For the six months ended June 30, 2022

Revenues	102,234	22,029	(906)	123,357
Gross profit	72,148	653	-	72,801
Operating expenses (G&A, bus. dev and exploration)	(12,457)	(18,007)	-	(30,464)
Mining operating expenses	-	(35,848)	-	(35,848)
Impairments	-	-	-	-
Net earnings (loss)	34,863	(23,820)	-	11,043

Cash flows from operating activities
Before working capital items	80,762	(42,182)	-	38,580
Working capital items	(5,290)	(9,904)	-	(15,194)
After working capital items	75,472	(52,086)	-	23,386
Cash flows from investing activities	(13,013)	(94,445)	-	(107,458)
Cash flows from financing activities	159,823	247,362	-	407,185

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries.

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are reclassified on consolidation.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

	For the three and six months ended June 30, 2021
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$
Revenues, expenses and cash flows

For the three months ended June 30, 2021

Revenues	57,246	775	(80)	57,941
Gross profit	35,713	-	-	35,713
Operating expenses (G&A, bus. dev and exploration)	(6,483)	(4,649)	-	(11,132)
Mining operating expenses	-	-	-	-
Impairments	-	(40,479)	-	(40,479)
Net earnings (loss)	16,341	(41,404)	-	(25,063)

Cash flows from operating activities
Before working capital items	39,026	(3,708)	-	35,318
Working capital items	(1,685)	(2,716)	-	(4,401)
After working capital items	37,341	(6,424)	-	30,917
Cash flows from investing activities	(42,377)	(47,464)	-	(89,841)
Cash flows from financing activities	(3,542)	(1,718)	-	(5,260)

For the six months ended June 30, 2021

Revenues	124,169	775	(80)	124,864
Gross profit	70,312	-	-	70,312
Operating expenses (G&A, bus. dev and exploration)	(12,511)	(9,851)	-	(22,362)
Mining operating expenses	-	-	-	-
Impairments	(4,400)	(40,479)	-	(44,879)
Net earnings (loss)	29,805	(45,105)	-	(15,300)

Cash flows from operating activities
Before working capital items	78,565	(1,285)	(5,710)	71,570
Working capital items	(4,487)	(14,842)	-	(19,329)
After working capital items	74,078	(16,127)	(5,710)	52,241
Cash flows from investing activities	(56,158)	(69,172)	5,710	(119,620)
Cash flows from financing activities	(11,053)	33,895	-	22,842

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries.

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are reclassified on consolidation.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Royalty, stream and other interests - Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the six months ended June 30, 2022 and 2021, royalty, stream and other interest revenues were earned from the following jurisdictions (in thousands of dollars):

	North America(i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2022

Royalties	67,378	658	61	1,475	-	69,572
Streams	17,496	9,587	739	-	4,840	32,662
Offtakes	-	-	-	-	-	-

	84,874	10,245	800	1,475	4,840	102,234

2021

Royalties	68,544	503	-	2,301	-	71,348
Streams	11,284	10,616	901	-	4,755	27,556
Offtakes	25,265	-	-	-	-	25,265

	105,093	11,119	901	2,301	4,755	124,169

(i) 93% of the North America's revenues are generated from Canada during the six months ended June 30, 2022 (73% during the six months ended June 30, 2021).

For the six months ended June 30, 2022, one royalty interest generated revenues of $39.2 million ($42.7 million for the six months ended June 30, 2021), which represented 38% of revenues (43% of revenues for the six months ended June 30, 2021, excluding revenues generated from the offtake interests).

For the six months ended June 30, 2022, revenues generated from precious metals and diamonds represented 84% and 14% of revenues, respectively. For the six months ended June 30, 2021, revenues generated from precious metals and diamonds represented 91% and 7% of revenues, respectively (89% and 9% excluding offtakes, respectively).

Exploration, evaluation and development of mining projects - Geographic revenues

Revenues of $21.1 million from the exploration, evaluation and development of mining projects for the six months ended June 30, 2022 were exclusively generated from North America, including $17.3 million generated from Canada (revenues of $0.7 million for the six months ended June 30, 2021 were exclusively generated from Canada).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Royalty, stream and other interests - Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdictions, as at June 30, 2022 and December 31, 2021, which is based on the location of the property related to the royalty, stream or other interests (in thousands of dollars):

	North America(i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

June 30, 2022

Royalties	592,897	57,001	16,564	19,719	-	15,215	701,396
Streams	180,724	173,546	-	-	28,736	50,201	433,207
Offtakes	-	-	9,106	-	4,773	-	13,879

	773,621	230,547	25,670	19,719	33,509	65,416	1,148,482

December 31, 2021

Royalties	595,931	57,673	13,742	20,453	-	15,215	703,014
Streams	185,031	173,773	-	-	28,272	51,055	438,131
Offtakes	-	-	8,960	-	4,696	-	13,656

	780,962	231,446	22,702	20,453	32,968	66,270	1,154,801

(i) 82% of the North America's net interests are located in Canada as at June 30, 2022 (82% as at December 31, 2021).

Exploration, evaluation and development of mining projects - Geographic net assets

The inventories, mining interests, plant and equipment and exploration and evaluation assets related to the exploration, evaluation and development of mining projects (excluding the intersegment transactions) are located in Canada, in the United States of America and in Mexico, and are detailed as follow as at June 30, 2022 and December 31, 2021 (in thousands of dollars):

		June 30, 2022			December 31, 2021
	Canada	United States of America	Mexico	Total	Canada	Mexico	Total
	$	$	$	$	$	$	$
Assets
Inventories	15,160	1,635	9,566	26,361	13,933	4,663	18,596
Mining interests, plant and equipment	465,475	190,353	108,246	764,074	455,849	103,483	559,332
Exploration and evaluation assets	3,641	39,117	-	42,758	3,635	-	3,635
Total assets	760,413	243,493	63,284	1,067,190	575,651	127,459	703,110

Related Party Transactions

During the three and six months ended June 30, 2022, interest revenues of $1.0 million and $1.0 million were recorded on notes receivable from associates, respectively ($0.8 million and $1.6 million for the three and six months ended June 30, 2021, respectively). As at June 30, 2022, interests receivable from associates of $5.6 million are included in amounts receivable ($4.6 million as at December 31, 2021). Loans, notes receivable, and a convertible debenture from associates amounted to $45.7 million as at June 30, 2022 ($42.3 million as at December 31, 2021) and were included in other investments on the consolidated balance sheets.

Additional transactions with related parties are described under the sections Portfolio of Royalty, Stream and Other Interests and Equity Investments.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at June 30, 2022, significant commitments related to the acquisition of royalties and streams are detailed in the following table:

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project (gold stream)	US$5.0 million	Receipt of all material permits for the construction and operation of the project.
		US$25.0 million	Pro rata to drawdowns on debt finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$10.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the property.
		$35.0 million	Receipt of all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Metals Acquisition Corp.	CSA mine (silver stream)	US$90.0 million(i)	Closing of the acquisition of the CSA mine by MAC.

Metals Acquisition Corp.	CSA mine (copper stream)	US$100.0 million (optional)	Closing of the acquisition of the CSA mine by MAC and finalization by the parties of definitive terms and conditions. (option exercisable at sole discretion of MAC).

Osisko Development Corp.	Trixie Mine (metals stream)	US$20 million(ii)	Closing of the Tintic Steam (expected in the third quarter of 2022).

(i) Osisko Bermuda agreed to subscribe for US$15.0 million in equity of MAC as part of its concurrent equity financing.

(ii) Intersegment transaction to be cancelled on consolidation.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)			Term of agreement	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond

Amulsar stream(1),(7)	4.22%	62.5%		$400	$4		40 years	November 2015 Amended Jan. 2019

Amulsar offtake(2),(7)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015 Amended Jan. 2019

Back Forty stream(3)	18.5%	85%		30% spot price (max $600)	$4		Life of mine	March 2015 (silver) Nov. 2017 (gold) Amended June 2020

Gibraltar stream(4)		75%			nil		Life of mine	March 2018 Amended April 2020

Mantos Blancos stream(5)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019

Renard stream			9.6%			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018

San Antonio stream(8)	15%	15%		15% spot price	15% spot price		Life of mine	November 2020

Sasa stream(6)		100%			$5.96		40 years	November 2015

(1) Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered.  Subject to multiple buy-down options: 50% for US$34.4 million and US$31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2) Offtake percentage will increase to 84.87% if the operator elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to Osisko Bermuda (less any ounces delivered pursuant to the Amulsar stream).

(3) The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4) Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production, which represents 75% of Gibraltar mine's production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco's share of silver production thereafter. As of June 30, 2022, a total of 1.0 million ounces of silver have been delivered under the stream agreement.

(5) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of June 30, 2022, a total of 3.1 million ounces of silver have been delivered under the stream agreement.

(6) 3% or consumer price index (CPI) per ounce price escalation after 2016.

(7) In December 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, Osisko became a shareholder of Lydian following a credit bid transaction (35.2% as at June 30, 2022).

(8) The San Antonio stream is cancelled on the accounting consolidation of Osisko Development.

Mining equipment and service contracts

As of June 30, 2022, Osisko Development had purchase commitments for mining equipment and service contracts amounting to $43.8 million, including $30.0 million payable in the next twelve months.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Off-balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Outstanding Share Data

As of August 9, 2022, 184,412,255 common shares were issued and outstanding. A total of 3,826,349 share options were outstanding to purchase common shares. Convertible senior unsecured debentures of $300.0 million are outstanding and convertible at the holder's option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted (the debentures have a maturity date of December 31, 2022).

Subsequent Events to June 30, 2022

Dividends

On August 9, 2022, the Board of Directors declared a quarterly dividend of $0.055 per common share payable on October 14, 2022 to shareholders of record as of the close of business on September 30, 2022.

Normal course issuer bid

In July 2022, the Company purchased for cancellation a total of 659,520 common shares for $8.3 million (average acquisition price per share of $12.65) under its 2022 NCIB program.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC") as well as the additional risks listed below before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

The CEO and CFO have evaluated whether there were changes to the DCP during the three and six months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three and six months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022 have been prepared in accordance with the IFRS as issued by the IASB applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the amendments to IAS 16 Property, plant and equipment, as further described below.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2021, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Amendments to IAS 16 Property, plant and equipment

The IASB has made amendments to IAS 16 Property, plant and equipment, which is effective for financial years beginning on or after January 1, 2022. Proceeds from selling items before the related item of property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. Companies therefore need to distinguish between the costs associated with producing and selling items before the item of property, plant and equipment (pre-production revenue) is available for use and the costs associated with making the item of property, plant and equipment available for its intended use. For the sale of items that are not part of a company's ordinary activities, the amendments will require to separately disclose the sales proceeds and related production cost recognized in profit or loss and specify the line items in which such proceeds and costs are included in the statement of comprehensive income (loss). An entity applies the amendments retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The Company has adopted the amendments of IAS 16 on January 1, 2022 and has applied them retroactively. For the three and six months ended June 30, 2021, additional revenues and cost of sales of $0.7 million were recognized on the statement of income (loss). Prior to the adoption of these amendments, these revenues were recognized as a reduction of mining interests and plant and equipment.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company's accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2021, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2021 and in the interim unaudited consolidated financial statements for the three and six months ended June 30, 2022, both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Non-IFRS Financial Performance Measures

The Company has included certain performance measures in this MD&A that do not have any standardized meaning prescribed by IFRS including (i) cash margin (in dollars and in percentage or revenues), (ii) adjusted earnings (loss) and (iii) adjusted earnings (loss) per basic share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko's operations are primarily focused on precious metals, the Company presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues. A reconciliation of the cash margin per type of interests (in dollars and percentage of revenues) is presented under the sections Overview of Financial Results of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Adjusted earnings (loss) and adjusted earnings (loss) per basic share

Adjusted earnings (loss) is defined as: net earnings (loss) adjusted for certain items: foreign exchange gain (loss), impairment of assets (including impairment on financial assets and investments in associates), gains (losses) on disposal of exploration and evaluation assets, unrealized gain (loss) on investments, share of loss of associates, deferred premium income on flow-through shares, deferred income tax expense (recovery), transaction costs and other items such as non-cash gains (losses). Adjusted earnings (loss) per basic share is obtained from the adjusted earnings (loss) divided by the weighted average number of common shares outstanding for the period.

	For the three months ended June 30,
	2022			2021
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$	$	$	$

Net earnings (loss)	18,059	(1,487)	16,572	16,341	(41,404)	(25,063)

Adjustments:
Impairment of assets	384	-	384	-	40,479	40,479
Foreign exchange (gain) loss	(7,593)	(1,563)	(9,156)	(169)	791	622
Unrealized loss (gain) on investments	5,574	(11,697)	(6,123)	1,553	13	1,566
Variation of fair value of derivative instruments	-	(19,381)	(19,381)	-	-	-
Share of loss of associates	1,078	141	1,219	1,111	750	1,861
Deferred premium income on flow-through shares	-	(573)	(573)	-	(2,798)	(2,798)
Transaction cost - Tintic	-	2,664	2,664
Deferred income tax expense (recovery)	8,214	1,521	9,735	5,041	(1,558)	3,483

Adjusted earnings (loss)	25,716	(30,375)	(4,659)	23,877	(3,727)	20,150

Weighted average number of common shares outstanding (000's)	185,316	185,316	185,316	167,895	167,895	167,895

Adjusted earnings (loss) per basic share	0.14	(0.16)	(0.03)	0.14	(0.02)	0.12

	For the six months ended June 30,
	2022			2021
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$	$	$	$

Net earnings (loss)	34,863	(23,820)	11,043	29,805	(45,105)	(15,300)

Adjustments:
Impairment of assets	904	-	904	4,400	40,479	44,879
Foreign exchange loss (gain)	(8,469)	(2,087)	(10,556)	(140)	1,535	1,395
Unrealized (gain) loss on investments	11,414	(11,469)	(55)	2,942	(1,297)	1,645
Variation of fair value of derivative instruments	-	(19,381)	(19,381)	-	-	-
Share of (earnings) loss of associates	(1,526)	472	(1,054)	736	1,157	1,893
Deferred premium income on flow-through shares	-	(914)	(914)	-	(3,267)	(3,267)
Transaction cost - Tintic	-	4,727	4,727
Deferred income tax expense (recovery)	13,373	1,490	14,863	9,573	(2,740)	6,833

Adjusted earnings (loss)	50,559	(50,982)	(423)	47,316	(9,238)	38,078

Weighted average number of common shares outstanding (000's)	176,182	176,182	176,182	167,696	167,696	167,696

Adjusted earnings (loss) per basic share	0.29	(0.29)	0.00	0.28	(0.06)	0.23

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries. Represents the exploration, evaluation and development of mining projects segment.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko's assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividends, requirements for additional capital,  business prospects and opportunities, future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions  In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges) on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; the unfavorable outcome of any challenges or litigation relating title, permit or license with respect to any of the properties in which Osisko holds a royalty, stream or other interests or to Osisko's right thereon; differences in rate and timing of production from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest, including conversion from resources to reserves and ability to replace resources; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets, the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition and the impact if international instability on the global economy. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production); the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production); no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; that statements and estimates relating to mineral reserves and resources by owners and operators of the properties in which Osisko holds a royalty, stream or other interest are accurate; the Company's ongoing income and assets relating to determination of its PFIC status; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this MD&A are not guarantee of future performance and should not be unduly relied upon. In this MD&A, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 ("NI 43-101"). The definitions of NI 43-101 are adopted from those described by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). In a number of cases Osisko has disclosed resource and reserve estimates covering properties related to the mining assets that are not based on CIM definitions, but instead have been prepared in reliance upon JORC and S-K 1300 (collectively, the "Acceptable Foreign Codes"). Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances. New mining disclosure rules under Subpart 1300 of Regulation S-K ("S-K 1300") became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates. Nonetheless, readers are cautioned that there are differences between the terms and definitions of the CIM and the Acceptable Foreign Codes, and there is no assurance that mineral reserves or mineral resources would be identical had the owner or operator prepared the reserve or resource estimates under another code. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the S-K 1300. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed)  Sandeep Singh

Sandeep Singh

President and Chief Executive Officer

August 9, 2022

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Second Quarter Report

Corporate Information

Osisko Gold Royalties Ltd	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com	Michael Spencer, Managing Director

Osisko Development Corp.
1100 av. des Canadiens-de-Montréal
Suite 300
Montréal, Québec, Canada H3B 2S2
Tel.: (514) 940-0685
Fax: (514) 940-0687
Email: info@osiskodev.com
Web site: www.osiskodev.com

Directors	Officers
Sean Roosen, Executive Chair	Sean Roosen, Executive Chair
Joanne Ferstman, Lead Director	Sandeep Singh, President and Chief Executive Officer
The Hon. John R. Baird	Guy Desharnais, Vice President, Project Evaluation
Edie Hofmeister	Iain Farmer, Vice President, Corporate Development
Candace MacGibbon	André Le Bel, Vice President, Legal Affairs and
William Murray John	Corporate Secretary
Pierre Labbé	Frédéric Ruel, Vice President, Finance and Chief
Charles E. Page	Financial Officer
Sandeep Singh	Heather Taylor, Vice President, Investor Relations

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Ph.D., P. Geo, Vice-President, Project Evaluation

Exchange listings

Toronto Stock Exchange

- Common shares:  OR

- Convertible debentures:   OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange

- Common shares:               OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: TSX Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.